SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q14 Results

COPEL records net income of R$ 270.9 million in the 4Q14

Curitiba, Brazil, March 20,  2015  –  Companhia Paranaense de Energia -  COPEL (NYSE: ELPVY, ELP  / LATIBEX: XCOP / BM&FBovespa: CPLE3, CPLE5, CPLE6), a company that generates, transmits, distributes and sells power, announces its results for the 4th  quarter of 2014. COPEL’s consolidated balance sheet presents  the  figures  of  its  wholly  owned  subsidiaries,  controlled  companies  and  investees.  The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights
 Recognition of R$1,041.1 million of net sectoral financial assets; Impairment loss of R$ 807.3 million in generation assets;

  Cost of energy purchased increased by 63.4%; Net income totaled R$ 270.9 million in 4Q14;

 EBITDA stood at R$ 518.7 million in 4Q14, 97.7% up on 4Q13;

 Copel Distribuição’s Captive Market grows 7.2% in the period.

4Q14 Results
Conference Call
Monday, March 23, 2015, at 3:00 p.m. (Brasília time)
Telephone (+1 516) 300 1066 Code: COPEL
Quotes - 12/31/2014
Ticker	Price	Var. [1]
CPLE3	R$24.90	11.7%
CPLE6	R$35.90	17.6%
ELP	US$ 13.17	0.2%
XCOP	€11.13	17.2%
Index	Points	Var. [1]
Ibovespa	50,007	-2.9%
IEE	27,161	3.5%
Dow Jones	17,823	7.5%
Latibex	1,747 -	15.8%
[1] in 2014
Market value 12/31/2014
R$ 8.2 billion

4Q14	3Q14	4Q13	Var. %	2014	2013	Var. %
(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Net Operating Revenues (R$ million)	4,462	3,287	2,444	82.6	13,919	9,180	51.6
Opera ti ng Income (R$ million)	362	325	147	146.6	1,858	1,507	23.3
Net Income (R$ million)	271	233	178	52.0	1,336	1,101	21.3
Earnings per share (R$)	0.44	0.38	0.29	52.0	2.18	1.80	21.3
EBITDA (R$ million)	519	496	262	97.7	2,340	1,829	27.9
Return on Shareholders ' Equity (annualized)¹	8.6%	7.4%	5.9%	46.8	10.3%	8.9%	15.9
Energy Supply (GWh)	7,273	6,889	6,878	5.7	28,224	27,008	4.5
Capex²	389	849	867	(55.2)	2,239	1,937	15.6
EBITDA Margin	11.6%	15.1%	10.7%	8.3	16.8%	19.9%	(15.6)
Opera ti ng Margin	8.1%	9.9%	6.0%	35.0	13.3%	16.4%	(18.7)
Net Margin	6.1%	7.1%	7.3%	(16.8)	9.6%	12.0%	(20.0)

¹ Calculated according to the initial shareholders ' equity for the year.

² Includes contributions and advances for future investments and capital increases . Values subject to rounding adjustments .

Average Rates (R$/MWh)	Dec/14	Sep/14	Jun/14	Mar/14	Dec/13	Sep/13
Power Purchase Average Rate - Copel Distri buiçã o	192.42	185.94	174.40	144.37	132.65	132.57
Retail Average Rate - Copel Distribuição	281.28	282.48	225.56	226.12	225.33	227.53
Sales to Distributors Average Rate - Copel GeT	155.27	154.32	150.56	147.72	125.18	123.81

Indicators	Dec/14	Sep/14	Jun/14	Mar/14	Dec/13	Sep/13
Equity	13,683	13,753	13,520	13,503	12,929	13,116
Net debt	4,723	3,170	3,103	2,817	2,280	1,370
Book Value per Share	50.00	50.26	49.41	49.34	47.24	47.93
Net debt/ Shareholders' Net Equity	44.2%	41.1%	42.2%	33.6%	35.1%	26.8%
Current Liquidity	1.3	1.4	1.7	1.5	1.4	1.5

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	9
2.1 Operating Revenues	9
2.2 Operating Costs and Expenses	10
2.3 Equity in the Earnings of Subsidiaries	12
2.4 EBITDA	12
2.5 Financial Result	12
2.6 Consolidated Net Income	13
2.7 Adjusted Consolidated Net Income	13
2.8 Consolidated Income Statement	14
3. Consolidated Balance Sheet	15
3.1 Assets	15
3.2 Liabilities	18
4. Performance of the Main Companies	21
4.1 Copel Geração e Transmissão	21
4.2 Copel Distribuição	23
4.3 Copel Telecomunicações	23
4.4 UEG Araucária	24
5. Investment Program	25
6. Power Market and Tariffs	26
6.1 Captive Market – Copel Distribuição	26
6.2 Grid Market (TUSD)	26
6.3 Electricity Sales	27
6.4 Total Energy Sold	27
6.5 Energy Flow	29
6.6 Tariffs	31
7. Capital Market	32
7.1 Capital Stock	32
7.2 Stock Performance	33
7.3 Dividends and Interest on Own Capital	34
8. Operating Performance	35
8.1 Generation	35
8.2 Transmission	39
8.3 Distribution	41
8.4 Telecommunications	43
8.5 Equity Interests	44
8.6 New Projects	45
9. Other Information	48
9.1 Human Resources	48
9.2 Main Operational Indicators	49
9.3 4Q14 Results Conference Call	50
Exhibit I – Consolidated Cash Flow Statement	51
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	52
Exhibit III – Financial Statements by Company	55

1. Main Events in the Period

COPEL’s net income totaled R$270.9 million in 4Q14, 52.0% more than the R$178.2 million recorded in 4Q13, due to the (a) recognition of R$1,041.1 million in net sectoral financial assets and liabilities, (b) growth in electricity sales to final customers and distributors due (i) the increase of 24.86% in Copel Distribuição’s tariffs as of June 2014, and (ii) the sale of the energy produced by the Araucária TPP in the spot market, partially offset by the (a) recording of R$807.3 million in impairment of the generation segment assets, (b) the 63.4% increase in electricity purchased for resale, and (c) higher costs with natural gas and supplies for the gas business due to the Araucária Thermal Power Plant’s dispatch.

In 2014, COPEL’s net income totaled R$1,335.6 million, 21.3% more than in 2013. For further details, please see item 2.6.

Excluding non-recurring items, and considering the effects of the CVA’s mutation in the Copel Distribuição’s result, COPEL’s adjusted net income stood at R$217.7 million in 4Q14, 41.9% down year on year 2013. In 2014, COPEL’s adjusted net income would be 16.0% higher than 2013, totaling R$1,592.4 million. For further details on the adjusted net income, please see item 2.7.

Recognition of Sectoral Financial Assets and Liabilities – CVA Funds Non-recurring Effect

Copel Distribuição recognized revenue of R$1,041.1 million in 4Q14, related to the net balance of sectoral financial assets and liabilities. As a result of (a) the execution of the Fourth Amendment to Copel Distribuição's Concession Agreement, with the inclusion of the guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Portion A and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification or deducted from the indemnification of non-amortized assets, preserving the concessionaire’s right or obligation to the Granting Authority in the realization of these assets and liabilities, and (b) CVM Resolution 732/2014, which approves Technical Guideline OCPC 08, making the recognition of certain sectoral financial assets or liabilities mandatory in the Statutory Financial Statements of Electricity Distributors, issued pursuant to International Financial Reporting Standards (IFRS) as of 2014. As a result, Copel Distribuição’s net income totaled R$437.9 million. In 4Q14, net income stood at R$615.4 million. Please see item 4.2.

Impairment

In 2014, the Company tested its generation assets for impairment, mainly due to long rain shortage indicators and legal and environmental constraints. Hydroelectric power plants were strongly impacted by the prolonged drought, leading to a decline in the Company’s energy supply, due to the significant water deficit percentage (GSF), while the Company’s generation projects under construction were impacted by the temporary interruption of the works, due to legal and environmental constraints and restrictions.

As a result, in 4Q14, the Company recorded an impairment loss of R$807.3 million in its generation assets, R$678.5 million of which refers to the Colíder HPP and R$128.8 million to the other assets.

Dividends

The distribution of R$622.5 million in dividends and interest on own capital, representing a payout of 50%, will be proposed to the Annual Shareholders’ Meeting to be held on April 23, 2015. This total already includes the anticipation of R$380.8 million, R$350.8 million of which in dividends and R$30.0 in interest on own capital, on November 21, 2014.

Extraordinary Tariff Revision

On February 27, 2015, Aneel resolved on the Extraordinary Tariff Revision for electricity distributors. Copel Distribuição’s average tariff increase approved by Aneel was 36.79% as of March 2, 2015. Of this total, 22.14% is related to Electric Energy Development Account - CDE funds and 14.65% to the repositioning of energy acquisition costs. The Extraordinary Tariff Revision was due to a series of events that significantly impacted the costs of energy concessionaires, which were not included in the 2014 tariff increase, led by the upturn (a) in CDE funds, (b) costs with energy purchases, due to the increase in Itaipu’s tariff (46.14%), and (c) the high prices in recent auctions.

Tariff Flags

On January 1, 2015, the tariff flag system was introduced, pursuant to Aneel Resolution 547, of April 16, 2013, amended by Aneel Resolution 626, of September 30, 2014. In accordance with the model, the green, yellow and red flags indicate the country’s generation conditions.

In the first two months of 2015, the adopted model used a flag for each sub-market and the maximum established amount was R$30.00/MWh (red flag). On February 27, 2015, Aneel approved the system’s improvement with the application of a single flat for the entire country (except for the States of Amazonas, Amapá and Roraima) and new amounts for each flag in order to reflect the real cost of generation conditions. The chart below shows the main changes adopted as of March 2, 2015.

	January and February/2015		From March/2015
Flag	Change	Tariff	Change	Tariff
		(R$/MWh)		(R$/MWh)
	CMO¹ + ESS[2] < R$ 200,00/ MWh	-	CVU[3] < R$ 200,00/MWh	-
	R$ 200/MWh < CMO + ESS	15.00	R$ 200,00/MWh < CVU < R$ 388,48/MWh[4]	25.00
	CMO + ESS > R$ 350,00/MWh	30.00	CVU > R$ 388,48/MWh[4]	55.00
¹ CMO: Marginal Cost of Operation. It is the change of the operating cost required to meet additional demand MWh, using existing resources.
² ESS: System Service Charges.
³ CVU: Variable Unit Cost.
[4] Maximum Value of Difference Settlement Price (PLD).

Adjustment Auction

On January 15, 2015, the 8th Adjustment Auction was held to complement the energy load needed to serve the distribution concessionaires’ consumer market. Copel Distribuição acquired 1,303.1 GWh (302 average MW) through six-month contracts, at R$385.87/MWh.

Investment Program – CAPEX

In 2015, COPEL plans to invest R$2.5 billion, 60% of which in electricity generation and transmission works, including the construction of 17 wind farms and 13 transmission projects already in progress. In the Distribution segment, we plan to invest R$784.7 million in the execution of works to improve, modernize, expand and reinforce the electricity distribution system in Paraná.

The amounts approved by COPEL’s Board of Directors do not include any eventual acquisitions or new works that may be acquired at ANEEL auctions, or other investments to be made by the investees and subsidiaries. For further details, please refer to item 5.

Acquisition of Wind Farms and Sale Energy at the A-5 Auction

In November 2014, COPEL acquired 100% of the wind farm projects belonging to Rodrigo Pedroso Energia Ltda –RPE Energia. The complex, formed by six wind farms with a total capacity of 136.4 MW and assured energy of 54.8 average-MW, will be built in the municipality of São Bento do Norte, in Rio Grande do Norte State, and had all its energy sold in the 20th New Energy Auction (A-5), for R$136.97/MWh, through availability contracts with a 20-year supply term. For further details, please refer to item 8.1.

New Board of Executive Officers

In the 128th Board of Directors’ Meeting, held in December 23, 2014, the Company's new Board of Executive Officers was elected for the period between 2015 and 2017. The Executive Officers took office on January 1, 2015.

Mr. Luiz Fernando Leone Vianna, the Company’s new CEO holds bachelor's degrees in Business Administration and Electrical Engineering from the Federal University of Paraná (UFPR) and has a solid career in the Brazilian electrical sector. He began his career at COPEL, where he has held several positions, being the first CEO of Copel Geração S.A. and Chief Institutional Relations Officer at COPEL. He is the Vice-Chairman of the Advisory Board at Empresa de Pesquisa Energética – EPE/Concepe, a Board member at Environmental Forum Electric Sector (FMASE) and recently held the position of Chairman of the Board of Directors at the Association of Independent Electricity Producers (APINE).

On the same date, Mr. Luiz Eduardo da Veiga Sebastiani took office as Chief Financial and Investor Relations Officer. He holds a bachelor’s degree in Economics from UFPR and a post-graduate degree in Economic Theory from the State University of Campinas (UNICAMP). Mr. Sebastiani was COPEL’s Chief Financial, Investor Relations and Shareholding Control Officer between February 2013 and March 2014 and recently held the position of Paraná State Treasury Secretary, in addition to being a member of COPEL's Board of Directors.

The new Chief Institutional Relations Officer, Mr. Cristiano Hotz, graduated from the Pontifical Catholic University of Paraná (PUC - PR) and specialized in Constitutional Law at the Brazilian Academy of Constitutional Law (ABDConst). Mr. Hotz was the Chief of Staff of the Government Secretariat of the Curitiba Municipal Government and Special Advisor of the Finance Department of the same city. He has taught Electoral Law at Escola Superior de Advocacia (ESA – OAB/PR) and was the Attorney General of the Municipality of Pontal do Paraná, and a member of the Commission of Electoral Law of the Brazilian Bar Association (OAB) in Paraná and the Special Judgment Chamber of the Ethics and Discipline Court of OAB in Paraná. Recently, he was an advisor to the Paraná State Governor.

Civil engineer, Mr. Jonel Nazareno Iurk was re-elected to the position of Chief Business Development Officer, which he has held since October 2013. Mr. Iurk was an environmental sanitation coordinator in the Coordination of the Curitiba Metropolitan Region – Comec, an operational development engineer and coordinator of rural sanitation and environmental studies at Companhia de Saneamento do Paraná – Sanepar, and Superintendent of the Brazilian Institute of the Environment and Renewable Natural Resources – Ibama in Paraná. He was also a Technical Officer at ECOBR Engenharia e Consultoria Ambiental, the Paraná State Secretary of Environment and Water Resources and COPEL’s Officer of Environment and Corporate Citizenship. Mr. Marcos Domakoski was re-elected to the position of Chief Corporate Management Officer. He holds a bachelor’s degree in Business Administration and is the Chairman of the Board of Directors of Copel Geração e Transmissão S.A. and a member of the Board of Directors of the Institute of Technology for Development –Lactec. Mr. Domakoski was a professor at UFPR, a member of the Board of Directors at the Regional Bank for the Development of the Extreme South (BRDE), Chairman of the Paraná Trade Association, a member of the Board of Directors of the Brazilian Institute of Quality and Productivity – IBQP and Chief Financial Officer at Cia. Melhoramentos de São Paulo - Indústria de Papel. He was also Chief Financial Officer at Santa Maria Cia. de Papel e Celulose and Vice-Chief Executive Officer at Rio Branco Cia. de Seguros.

Variable Unit Cost (CVU) - Araucária TPP

For operating without an availability agreement, the variable unit cost of Araucária TPP is calculated and established by Aneel in order to restore, in addition to fuel costs, operating costs and the return on assets. Through Order 210, of January 28, 2015, Aneel approved for UEGA, on a provisional basis, a CVU of (a) R$765.86/MWh from Februar, to May, 2015 and (b) R$595.11/MWh from June, 2015 to January, 2016. In 2014, the Araucária TPP’s average CVU came to R$592.22/MWh. For further details, please refer to item 4.4.

Compensation of Electricity Costs (Transfer of CDE funds and ACR Account)

The Brazilian government issued decree 8203/2014, amending Decree 7945/2013 and permitting the transfer of CDE funds to cover costs arising from the involuntary exposure of distributors in January 2014.

In April 2014, the Brazilian government issued Decree 8221/2014 creating the Regulated Market Account (ACR account) to cover the distributors' expenses arising from: (a) involuntary exposure to the spot market, and (b) the dispatch of thermal power plants linked to the CCEAR (regulated market) agreements under the availability model between February and December 2014.

In 2014, the Company recorded the transfer of R$1,253.4 million, of which R$95.8 million were recorded in 4Q14. The amounts were recognized as compensation of electricity costs as detailed in Note 32.1 of our Standardized Financial Statements.

Start-up - Integração Maranhense Transmissora de Energia

On December 2, 2014, the Açailândia - Miranda II transmission line began operating in Maranhão State. This project belongs to Integração Maranhense Transmissora de Energia S.A. (Copel GeT 49% and Elecnor 51%). With Annual Permitted Revenue of R$31.0 million and total investments of R$360.0 million, the Açailândia- Miranda II transmission lines operates in extra high voltage (500kV) and is 365 km long. This new line increases energy supply reliability in Maranhão and increases the energy exchange limit between the North and Northeast regions. For further details, please refer to item 8.2.

Start-up – São Bento Energia Wind Farm Complex

On February 26, 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) that make up the São Bento Wind Farm Complex, in Rio Grande do Norte State, began operations. With an installed capacity of 94 MW and assured energy of 46.3 average-MW, the project is the first of a series of five complexes to be built by COPEL in the state by 2019. For further details, please refer to item 8.1.

BM&FBovespa maintains COPEL in the Corporate Sustainability Index (ISE) in 2015

In 2015, COPEL remained in the select group of the 40 most sustainable companies in the São Paulo Stock Exchange (BM&FBovespa). COPEL has been present in nine of the ten editions of the index, which lists the shares of the companies that have demonstrated their commitment to sustainability (economic efficiency, environmental balance, social justice and corporate governance). Representing 19 sectors, the new portfolio includes 51 shares that total R$1.2 trillion in market cap, equivalent to 49.9% of the total value of the companies with shares traded on the BM&FBOVESPA, based on the closing prices on November 24, 2014.

HPP Colíder

In view of the government’s actions and fortuitous events or force majeure during the implementation of the project, the commercial start-up of Colíder Hydroelectric Power Plant is scheduled for April, 2016. Copel GeT is requesting the regulatory body to recognize an exclusion of liability for the delay in the power plant’s start-up and has been fulfilling the Contract for Energy Trading in the Regulated Environment (CCEAR) since January 1, 2015, with energy from its own generation complex. More details in item 8.1.

HPP Baixo Iguaçu

COPEL owns a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction and operation. The works are suspended since June 2014 due to judicial issues. More details in item 8.1.

2. Financial Performance

2.1 Operating Revenues

In 4Q14, operating revenues reached R$4,462.4 million, 82.6% up on the R$2,444.0 million in the same period of 2013, led by: (i) the 43.2% increase in revenue from “electricity sales to final customers”, (which reflects only actual sales revenues, excluding the distribution grid tariff TUSD), chiefly due to: (a) Copel Distribuição’s 24.86% tariff increase as of June 24, 2014, and (b) the 7.2% growth of Copel Distribuição’s captive market over 4Q13;

(ii) the 149.0% increase in “electricity sales to distributors”, mainly stemming from (a) the higher revenue in the spot market (CCEE) due to the sale of energy of the Araucária TPP in the spot market, (b) the high price of electricity (PLD) in the period; (iii) the 9.3% upturn in “use of the main distribution and transmission grid” item (TUSD and TUST revenue), due mainly, (a) the tariff increases applied by Copel Distribuição, (b) the growth of 5.3% in the grid market; (iv) the 15.8% reduction in “construction revenue”, as a result of the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure; (v) the 11.7% upturn in “revenues from telecommunication”, following the expansion of the area of operations and the provision of services to new customers – the customer base grew from 8,270 at the end of December 2013 to 21,761 to the end of December 2014; (vi) a 32.7% increase in “piped gas distribution” (supplied by Compagas), chiefly due to the tariff adjustment (7.0% in March 2014) and market growth, especially in the industrial segment; (vii) the R$1,033.9 million booked under “result of sectoral financial assets and liabilities” resulting from the recognition of the CVA balance pursuant CVM Resolution number 732/14; and (viii) the negative R$60.1 million in “other operating revenues” resulted from the reclassification in 4Q14 of R$67.3 million in connection with the revenue compensation due to insufficient energy generation, in accordance with ANEEL Order 4786/2014.

							R$ '000
Income Statement	4Q14	3Q14	4Q13	Var.%	2014	2013	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,298,782	1,229,230	906,872	43.2	4,371,153	3,344,649	30.7
Electricity sales to distributors	1,131,857	958,113	454,569	149.0	4,370,792	1,932,262	126.2
Use of the main distribution and transmission grid	588,746	587,416	538,527	9.3	2,237,470	2,028,976	10.3
Construction revenue	307,014	345,437	364,793	(15.8)	1,279,010	1,076,141	18.9
Revenues from telecommunications	43,278	42,891	38,760	11.7	165,461	141,315	17.1
Distribution of piped gas	118,898	86,922	89,631	32.7	391,285	368,620	6.1
Result of sectoral financial assets and liabilities	1,033,866	-	-	-	1,033,866	-	-
Other operating revenues	(60,054)	36,875	50,890	-	69,480	288,251	(75.9)
Operating revenue	4,462,387	3,286,884	2,444,042	82.6	13,918,517	9,180,214	51.6

In 2014, COPEL's net revenue moved up by 51.6% year on year, from R$9,180.2 million in 2013 to R$13,918.5 million in 2014, chiefly due to (a) recognition of R$1,033.9 million of result of result sectoral financial assets and liabilities (CVA), (b) the sale of energy from the Araucária Thermal Power Plant, (c) the allocation of energy, by Copel GeT, in the spot market, (d) Copel Distribuição’s 24.86% tariff increase applied in June 2014, and (e) the 3.5% expansion of COPEL’s total market.

2.2 Operating Costs and Expenses

In 4Q14, operating costs and expenses reached R$4,151.1 million, 72.9% up on the R$2,400.9 million recorded in 4Q13. The most important variations were: (i) the 63.4% increase in “electricity purchased for resale” due to higher costs in energy acquisition (a) in the spot market as a result of the increased PLD and the decrease in Copel GeT’s assured energy (GSF), (b) in the regulated market owing to inflation adjustments in contract prices and new energy purchase agreements (at auction “A”, held in April 2014, at which Copel Dis acquired 388 average-MW at R$268.33/MW), and (c) from Itaipu owing to the larger amount of energy purchased and the appreciation of the dollar.

							000
Electricity Purchased for Resale	4Q14	3Q14	4Q13	Var. %	2014	2013	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Itaipu	209,536	191,846	160,308	30.7	756,127	610,404	23.9
CCEAR (Auction)	954,978	940,863	646,765	47.7	3,394,222	2,305,809	47.2
Bilateral	16,993	43,897	56,098	(69.7)	177,149	217,069	(18.4)
CCEE	604,331	298,610	203,571	196.9	2,281,328	663,936	243.6
(-) Transfer CDE - CCEE	(95,819)	(95,616)	(29,883)	220.6	(1,253,436)	(294,085)	326.2
Proinfa	45,832	46,356	41,598	10.2	183,617	166,653	10.2
(-) Pis / Pasep and Cofins	(123,622)	(115,023)	(91,824)	34.6	(441,288)	(333,427)	32.3
TOTAL	1,612,229	1,310,933	986,633	63.4	5,097,719	3,336,359	52.8

(ii) the positive R$41.0 million in “charges for the use of the main transmission grid" resulted from the reducing effect of the R$232.7 million accounted for in connection with the refund to Reserve Energy users of the financial surplus of CONER (Reserve Energy Account), pursuant to ANEEL Order 4786/2014 and ANEEL Resolution 613/2014, partly offset by (a) new assets going into operation in the system and (b) by the adjustment in the charges for the use of the transmission system;

							R$ '000
Charges of the main distribution and transmission grid	4Q14	3Q14	4Q13	Var. %	2014	2013	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	151,537	149,844	102,936	47.2	516,284	394,529	30.9
Itaipu transportation charges	18,416	18,900	12,823	43.6	67,263	51,188	31.4
Charge reserve energy - EER	-	-	-	-	4,554	16,672	(72.7)
System Service Charges - ESS	18,870	17,337	22,709	(16.9)	71,865	308,864	-
(-) Transfer CDE - ESS	-	-	-	-	-	(319,624)	-
(-) Reserve energy account - Coner	(232,706)	-	-	-	(232,706)	-	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	2,868	(18,193)	(13,015)	-	(42,414)	(44,312)	(4.3)
TOTAL	(41,015)	167,888	125,453	-	384,846	407,317	(5.5)

(iii) “personnel and management” totaled R$381.2 million, 1.0% down year on year, reflecting: (a) the drop in provisions for severance pay related to the Voluntary Redundancy Program, and (b) the 0.6% lower provisions in workforce, partly offset by (a) an increase in profit sharing and (b) the 7.5% adjustment in wages and salaries, in force as of October 2014; (iv) the 32.8% upturn in “pension and healthcare plans”, which reflects the accrual of amounts calculated in accordance with CVM Resolution 695/2012, chiefly due to higher expenses on pension plans; (v) the “materials and supplies for power electricity” line includes costs with the acquisition of coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant, and considers the elimination between companies of the same group (Araucaria TPP buys gas from Compagas); (vi) the 463.2% upturn in “natural gas and supplies for the gas business", as a result of the purchase of natural gas by Compagas to supply, especially, the Araucária Thermal Power Plant, which has been operated by UEGA, a company controlled by COPEL, since February 1, 2014; (vii) “third-party services” rose by 2.4% due to increased costs in (a) maintenance of the electrical system, (b) meter reading and bill deliveries, and (c) consulting and audit services, partly offset by the lower costs in (a) facility maintenance and (b) data communication, processing and transmission; (viii) “provisions and reversals” totaled R$927.8 million in the period owing to (a) the recognition of losses of about R$807.3 million related to the impairment of generation assets and (b) the R$117.2 million provision, mainly connected with labor claims; (ix) the 15.3% decrease in “construction cost” resulted from investments in power distribution and transmission in the period; and (x) “other costs and expenses” climbed by 106.8%, chiefly due to higher expenses on taxes related to the State REFIS (Tax Debt Refinancing Program) and indemnifications.

							R$ '000
Operating Costs and Expenses	4Q14	3Q14	4Q13	Var.%	2014	2013	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
El ectrici ty purchas ed for res a le	1,612,229	1,310,933	986,633	63.4	5,097,719	3,336,359	52.8
Charge of the ma in di s tri bution a nd tra ns mi s s ion gri d	(41,015)	167,888	125,453	-	384,846	407,317	(5.5)
Personnel a nd ma na gement	381,187	223,186	384,917	(1.0)	1,052,811	1,096,347	(4.0)
Pension a nd hea lthcare pl a ns	57,169	47,754	43,055	32.8	201,542	176,196	14.4
Ma teri a ls a nd s upplies	18,462	19,589	19,118	(3.4)	74,435	70,478	5.6
Ma teri a ls a nd s upplies for power el etri ci ty	58,422	42,316	6,859	751.8	150,848	27,187	454.9
Na tural ga s a nd s upplies for the ga s bus ines s	409,256	359,280	72,669	463.2	1,469,842	295,671	397.1
Thi rd-party s ervices	119,204	104,756	116,465	2.4	424,464	423,459	0.2
Deprecia ti on a nd a mortiza ti on	167,478	154,303	162,591	3.0	629,943	603,203	4.4
Provis ions a nd reversa ls	927,769	126,911	50,831	-	1,203,682	199,555	503.2
Construction cos t	314,169	345,170	370,995	(15.3)	1,285,902	1,088,275	18.2
Other cos t a nd expenses	126,746	78,748	61,290	106.8	392,524	343,580	14.2
TOTAL	4,151,076	2,980,834	2,400,876	72.9	12,368,558	8,067,627	53.3

In 2014, operating costs and expenses came to R$12,368.6 million, 53.3% up on 2013, chiefly due to (a) the higher energy purchase costs due to the new agreements (CCEARs), Copel GeT’s lower physical guarantee (GSF) and PLD in the period, (b) the acquisition of natural gas and inputs for the gas operation due to the dispatch from Araucária Thermal Power Plant and (c) the higher provisions and reversals reflecting mainly the recognition of R$807.3 million corresponding to the impairment of generation assets.

2.3 Equity in the Earnings of Subsidiaries

Equity in the results of subsidiaries reflects gains and losses from investments in COPEL's investees. In 4Q14, equity in the earnings of subsidiaries totaled R$39.9 million, comprising gains from Dominó Holdings, SANEPAR, Dona Francisca Energética, Foz do Chopim Energética, and energy transmission SPCs. In 2014, equity in the earnings of subsidiaries came to R$160.0 million.

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$518.7 million in 4Q14, 97.7% up from R$262.3 million in 4Q13. In 2014, EBITDA rose by 27.9% year on year to R$2,339.9 million.

2.5 Financial Result

Financial income totaled R$195.5 million in 4Q14, an 11.3% rise year-over-year due to (a) the higher monetary gain on accounts receivable related to the concession and on CRC, and (b) higher income from financial investments, reflecting higher interest rates and inflation in the period. In 2014, financial income rose by 6.5% year-over-year to R$694.5 million.

Financial expenses totaled R$184.6 million in 4Q14, 43.5% higher over 4Q13, chiefly due to the increase in debt charges and monetary variance, reflecting higher interest rates and financing and debentures. In 2014, financial expenses rose by 47.0% year-over-year to R$546.8 million.

Consequently, the Company recorded financial income of R$10.8 million in 4Q14, vs. a financial loss of R$47.0 million in 4Q13. In 2014, the Company’s financial income came to R$147.7 million, down 47.3% compared to the previous year.

							R$'000
	4Q14	3Q14	4Q13	Var%	2014	2013	Var%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	195,471	115,596	175,693	11.3	694,523.0	652,363.0	6.5
Income and moneta ry variation on CRC transfer	49,185	22,558	43,074	14.2	157,422	159,348	(1.2)
Moneta ry res tatement on indemni fiable assets - conces sion	40,028	(14,389)	36,191	10.6	76,989	108,259	(28.9)
Moneta ry res tatement on indemni fied assets - extens ion of the conces sion	7,579	8,858	17,343	(56.3)	50,272	84,572	(40.6)
Income from financi al inves tments	53,366	67,123	41,210	29.5	211,126	156,835	34.6
Late fees on electri city bills	21,734	21,871	24,344	(10.7)	138,578	105,314	31.6
Other financi al revenues	23,579	9,575	13,531	74.3	60,136	38,035	58.1
Financial Expenses	(184,645)	(131,735)	(128,669)	43.5	(546,806)	(372,052)	47.0
Debt cha rges	(110,523)	(104,351)	(70,073)	57.7	(366,686)	(233,417)	57.1
Moneta ry variation - ANEEL Conces sion - Use of publ ic asset	(20,138)	(8,517)	(18,977)	6.1	(63,000)	(68,096)	(7.5)
Pis/ Pasep and Cofi ns taxes over interes t on equi ty	(27,662)	-	(25,400)	8.9	(28,404)	(26,352)	7.8
Moneta ry and excha nge variation	(2,483)	(9,020)	(4,874)	(49.1)	(29,092)	(15,838)	83.7
Other financi al expens es	(23,839)	(9,847)	(9,279)	156.9	(59,624)	(28,349)	110.3
Financial income (expenses)	10,826	(16,139)	47,024	(77.0)	147,717)	280,311	(47.3)

2.6 Consolidated Net Income

COPEL recorded net income of R$270.9 million in 4Q14, up 52.0% from R$178.2 million in 4Q13. In 2014, the Company’s net income grew by 21.3% year on year to R$1,335.6 million.

2.7 Adjusted Consolidated Net Income

Excluding non-recurring effects (a) the extraordinary record of result of sectoral financial assets and liabilities (CVA) at Copel Distribuição, and (b) of the losses related to the impairment at Copel GeT, and considering the effects of CVA’s mutations at Copel Distribuição, COPEL’s adjusted net income would be R$217.7 million in 4T14 and R$1,592.4 million in 2014. Adjusted EBITDA of COPEL would be R$445.4 in 4T14, 43.9% lower than the R$793.5 in the same period last year. Already in 2014 the EBITDA was 22.1% higher than the R$2,241.1 million in 2013 to R$2,736.2 million.

							R$ million
Item	Adjusted Consolidated Net Income Statement	4Q14	4Q13	Var. %	2014	2013	Var. %
(A)	(-)Sectoria l fi na nci a l a ss ets a nd lia bi liti es res ul t	1,041,144	-	-	1,041,144	-	-
(B)	(+) CVA mutati on in the peri od	153,329	297,655	(48.5)	622,901	411,704	51.3
(C)	(+)I mpairment	807,281	-	-	807,281	-	-
(D) = (A) + (B) + (C)	(=) Gross non-recurring effect	(80,534)	297,655	-	389,038	411,704	(5.5)
(E) = (D) x 34%	(-) Income Ta x	(27,382)	101,203	-	132,273	139,979	(5.5)
(F) = (D) - (E)	(=) Net non-recurring effect	(53,152)	196,452	-	256,765	271,725	(5.5)
(G)	Net Income	270,863	178,213	52.0	1,335,615	1,101,435	21.3
(F) + (G)	Adjusted Net Income	217,711	374,665	(41.9)	1,592,380	1,373,160	16.0
(H)	EBI TDA	518,693	495,822	4.6	2,339,857	1,829,396	27.9
(H) + (D)	EBITDA Ajustado	445,437	793,477	(43.9)	2,736,173	2,241,100	22.1

2.8 Consolidated Income Statement

							R$'000
Income Statement	4Q14	3Q14	4Q13	Var.%	2014	2013	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	4,462,387	3,286,884	2,444,042	82.6	13,918,517	9,180,214	51.6
El ectricity sal es to final customers	1,298,782	1,229,230	906,872	43.2	4,371,153	3,344,649	30.7
El ectricity sal es to distributors	1,131,857	958,113	454,569	149.0	4,370,792	1,932,262	126.2
Us e of the main distribution and tra nsmission gri d	588,746	587,416	538,527	9.3	2,237,470	2,028,976	10.3
Construction revenue	307,014	345,437	364,793	(15.8)	1,279,010	1,076,141	18.9
Revenues from telecommunicati ons	43,278	42,891	38,760	11.7	165,461	141,315	17.1
Distribution of piped gas	118,898	86,922	89,631	32.7	391,285	368,620	6.1
Result of Sectoral financi al assets a nd liabilities	1,033,866	-	-	-	1,033,866	-	-
Other ope rati ng revenues	(60,054)	36,875	50,890	-	69,480	288,251	(75.9)
OPERATING COSTS AND EXPENSES	(4,151,076)	(2,980,834)	(2,400,876)	72.9	(12,368,558)	(8,067,627)	53.3
El ectricity purchased for res ale	(1,612,229)	(1,310,933)	(986,633)	63.4	(5,097,719)	(3,336,359)	52.8
Cha rge of the main distribution and transmission gri d	41,015	(167,888)	(125,453)	-	(384,846)	(407,317)	(5.5)
Pers onnel and management	(381,187)	(223,186)	(384,917)	(1.0)	(1,052,811)	(1,096,347)	(4.0)
Pension and healthcare plans	(57,169)	(47,754)	(43,055)	32.8	(201,542)	(176,196)	14.4
Materials and supplies	(18,462)	(19,589)	(19,118)	(3.4)	(74,435)	(70,478)	5.6
Materials and supplies for power eletricity	(58,422)	(42,316)	(6,859)	751.8	(150,848)	(27,187)	454.9
Natural gas and supplies for the ga s business	(409,256)	(359,280)	(72,669)	463.2	(1,469,842)	(295,671)	397.1
Thi rd-pa rty services	(119,204)	(104,756)	(116,465)	2.4	(424,464)	(423,459)	0.2
Depreciation and amortizati on	(167,478)	(154,303)	(162,591)	3.0	(629,943)	(603,203)	4.4
Provi sions and reversals	(927,769)	(126,911)	(50,831)	-	(1,203,682)	(199,555)	503.2
Construction cost	(314,169)	(345,170)	(370,995)	(15.3)	(1,285,902)	(1,088,275)	18.2
Other cost and expenses	(126,746)	(78,748)	(61,290)	106.8	(392,524)	(343,580)	14.2
EQUITY IN EARNINGS OF SUBSIDIARIES	39,904	35,469	56,574	(29.5)	159,955	113,606	40.8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	351,215	341,519	99,740	252.1	1,709,914	1,226,193	39.4
FINANCIAL RESULTS	10,826	(16,139)	47,090	(77.0)	147,717	280,311	(47.3)
Financial income	195,471	115,596	175,693	11.3	694,523	652,363	6.5
Financial expenses	(184,645)	(131,735	(128,603)	43.6	(546,806)	(372,052)	47.0
OPERATIONAL EXPENSES/ INCOME	362,041	325,380	146,830	146.6	1,857,631	1,506,504	23.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(91,178)	(91,934)	31,383	-	(522,016)	(405,069)	28.9
Income ta x and social contribution on profit	(72,943)	(126,155)	12,536	-	(747,869)	(554,520)	34.9
Deferred income tax and social contribution on profit	(18,235)	34,221	18,847	-	225,853	149,451	51.1
NET INCOME (LOSS)	270,863	233,446	178,213	52.0	1,335,615	1,101,435	21.3
Attributed to controlling shareholders	237,142	219,753	174,062	36.2	1,205,950	1,072,560	12.4
Attributed to non-controlling interest	33,605	13,809	4,151	709.6	129,665	28,875	349.1
EBITDA	518,693	495,822	262,331	97.7	2,339,857	1,829,396	27.9

3. Consolidated Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2013 are described below. Please refer to the Explanatory Notes to our Standardized Financial Statements for further information.

3.1 Assets

On December 31, 2014, COPEL’s assets totaled R$25,618.1 million, 10.8% up on December 31, 2013.

Main asset accounts

Cash, Cash Equivalents and Bonds and Securities

On December 31, 2014, the cash, cash equivalents and bonds and securities of COPEL’s wholly owned subsidiaries and controlled companies totaled R$1,331.5 million, 40.9% less than the R$2,251.4 million recorded in 2013, and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

Customers

In 2014, “customers” increased by 53.3% year-over-year to R$2,254.5 million, reflecting mainly the R$470.3 million recorded in connection with energy sale in the spot market of the Araucária Thermal Power Plant’s dispatch.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,344.1 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

Sectoral Financial Assets

As a result of (a) the execution of the Fourth Amendment to Copel Distribuição's Concession Agreement, with the inclusion of the guarantee that the residual amounts of items of Portion A and other financial components not recovered or returned via the tariff will be considered in, or discounted from, the indemnification for non-amortized assets at the expiration of the concession and (b) CVM Resolution 732/2014, which approves Technical Guideline OCPC 08 as of the year ended December 31, 2014, which makes the recognition of certain sectoral financial assets and/or liabilities mandatory in Electricity Distributors’ Statutory Financial 15

Statements, Copel Distribuição recorded sectoral financial assets of R$1,041.1 million, R$1,033.9 million of which recognized as operating revenue under “result of sectoral financial assets and liabilities” and R$7.2 million as a contra-entry to financial income. Please refer to our Standardized Financial Statements (Note 9) for further details.

Accounts Receivable Related to the Concession Extension

Following Copel Geração e Transmisão’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$893.9 million (considering only the assets that began operating after May 2000). On December 31, the amount recorded in this account totaled R$461.3 million, R$256.5 million lower than in December 2013, due to amortizations in the period.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000 (RBSE), and Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), less the asset depreciation rate. COPEL is calculating the indemnification amount to present until March 31, 2015 to Aneel.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 39.8% in 2014, due to period transfers and equity in the earnings of subsidiaries. “Property, plant and equipment” increased by 4.0%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” moved up by 6.8%, fuelled by the recognition of investments in new assets of Copel Distribuição, partially offset by amortizations related to Concession Agreement.

					R$'000
Assets	Dec/14	Sep/14	Dec/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,218,176	5,409,291	4,680,284	(3.5)	11.5
Ca sh and ca sh equiva lents	740,131	1,790,122	1,741,632	(58.7)	(57.5)
Bonds and securities	459,115	557,174	389,222	(17.6)	18.0
Coll atera ls a nd escrow accounts	13,497	10,023	1,976	34.7	583.0
Custome rs	2,178,816	1,900,378	1,337,628	14.7	62.9
Di vidends receiva bl e	26,332	15,035	9,500	75.1	177.2
CRC tra ns ferre d to the Sta te of Pa ra ná	94,579	90,773	85,448	4.2	10.7
Ne t sectora l financial assets	609,298	-	-	-	-
Account receiva ble related to concession	7,430	6,626	4,396	12.1	69.0
Accounts receivable related to the concessi on exte nsi on	301,046	293,467	352,161	2.6	(14.5)
Other curre nt receivables	415,818	435,872	395,890	(4.6)	5.0
Inventori es	150,622	142,061	139,278	6.0	8.1
Income tax and social contri buti on	105,074	34,517	133,158	204.4	(21.1)
Other curre nt recovera ble ta xes	96,285	111,779	70,013	(13.9)	37.5
Pre paid expenses	20,133	21,464	19,982	(6.2)	0.8
NON-CURRENT	20,399,966	20,085,392	18,431,161	1.6	10.7
Long Term Assets	8,261,472	7,887,035	7,224,241	4.7	14.4
Bonds and securities	132,210	135,075	120,536	(2.1)	9.7
Coll atera ls a nd escrow accounts	56,956	48,319	45,371	17.9	25.5
Custome rs	75,696	74,422	132,686	1.7	(43.0)
Ne t sectora l financial assets	1,249,529	1,247,170	1,295,106	0.2	(3.5)
CRC tra ns ferre d to the Sta te of Pa ra ná	736,253	726,254	675,225	1.4	9.0
Judicial de posits	431,846	-	-	-	-
Account receiva ble related to concession	4,417,987	4,076,184	3,484,268	8.4	26.8
Accounts receivable related to the concessi on exte nsi on	160,217	160,218	365,645	-	(56.2)
Other non-curre nt receiva bles	85,324	42,207	29,435	102.2	189.9
Income tax and social contri buti on	128,615	196,424	197,659	(34.5)	(34.9)
Other non-curre nt recovera ble ta xes	123,481	161,985	124,498	(23.8)	(0.8)
Deferre d income ta x and social contri bution	526,046	889,713	753,413	(40.9)	(30.2)
Pre paid expenses	175	197	399	(11.2)	(56.1)
Related parti es	137,137	128,867	-	6.4	-
Investments	1,660,150	1,632,079	1,187,927	1.7	39.8
Property, plant and equipment, net	8,304,188	8,379,565	7,983,632	(0.9)	4.0
Intangible assets	2,174,156	2,186,713	2,035,361	(0.6)	6.8
TOTAL	25,618,142	25,494,683	23,111,445	0.5	10.8

3.2 Liabilities

Main liability accounts

Supplier

In 2014, “suppliers” increased by 40.5% to R$1,604.8 million mainly due to (a) increased gas purchase by Compagas to cope with the consumption of Araucária Thermal Power Plant and (b) the energy purchase in the spot market owing to GSF and PLD in the period.

Debt and Shareholders’ Equity

COPEL’s consolidated debt totaled R$6,054.4 million on December 31, 2014, representing 44.2% of its consolidated shareholders’ equity, which closed the period at R$13,682.8 million, equivalent to R$50.00 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

				R$'000
		Short term	Long term	Total
	National Treasury	596	70,601	71,197
Foreign Currency
	Total	596	70,601	71,197
	Eletrobra s - COPEL	49,484	81,277	130,761
	FINEP	5,737	27,431	33,168
	BNDES	71,945	1,454,196	1,526,141
Domestic Currency
	Banco do Brasil S/A and other	739,864	967,819	1,707,683
	Debentures	431,491	2,153,957	2,585,448
	Total	1,298,521	4,684,680	5,983,201
TOTAL		1,299,117	4,755,281	6,054,398

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term			Long Term				Total
	2015	2016	2017	2018	2019	2020	After2020
Domes tic Currency	1,298,521	1,071,064	1,205,018	688,530	582,149	129,680	1,008,239	5,983,201
Forei gn Currency	596	-	-	-	-	-	70,601	71,197
TOTAL	1,299,117	1,071,064	1,205,018	688,530	582,149	129,680	1,078,840	6,054,398

At the end of December 2014, the Company had R$794.2 million in suretyships and guarantees, as shown below.

		R$'000
Guarantees and Endorsements¹	2014
Dona Francisca	1,168
SPCs	793,028
Transmissora Sul Brasileira	52,344
Caiuá Transmissora	43,483
Integração Maranhense	72,021
Matrinchã Transmissora	271,102
Guaraciaba Transmissora	196,561
Costa Oeste	18,052
Mata de Santa Genebra	24,828
Paranaíba	86,859
Marumbi	27,778
TOTAL	794,196
¹ Adjus ted for Copel’s stake.

COPEL’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Accounts Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

						R$'000
	Elejor	Mauá	Colíder	Baixo Iguaçu	SPP¹	Total
Current liabilities	51,447	973	1,564	-	971	54,955
Noncurrent liabilities	397,904	13,227	18,057	5,363	2,221	436,772
¹Rela tive to SPP Cavernos o, Apuca raninha , Chopim I , Chaminé and Deriva ção Rio Jordã o.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. COPEL’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Dec/14	Sep/14	Dec/13	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	291,844	288,685	287,239	1.1	1.6
Labor suits	326,246	263,142	196,054	24.0	66.4
Employees and Benefits	114,543	99,899	94,809	14.7	20.8
Civil	755,077	742,544	636,346	1.7	18.7
Suppl iers	60,680	62,033	64,775	(2.2)	(6.3)
Ci vil and admi ni stra tive claims	256,169	252,822	197,838	1.3	29.5
Ea sements	25,407	19,629	10,639	29.4	138.8
Condemnations and property	402,219	397,618	353,461	1.2	13.8
Cus tomers	10,602	10,442	9,633	1.5	10.1
Environmental claims	479	237	211	102.1	127.0
Regulatory	58,443	52,435	51,468	11.5	13.6
TOTAL	1,546,632	1,446,942	1,266,127	6.9	22.2

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 2014, totaled R$2,739.6 million, 5.1% lower on December 2013, distributed in lawsuits of the following natures: tax - R$1,356.2 million; civil - R$698.6 million; labor - R$559.2 million; employee benefits - R$107.1 million; and regulatory - R$18.5 million.

					R$'000
Liabilities	Dec/14	Sep/14	Dec/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,055,393	3,837,284	3,347,885	5.7	21.1
Payrol l, s ocial cha rges a nd accrua ls	252,618	213,987	239,685	18.1	5.4
Suppliers	1,587,205	1,335,890	1,092,239	18.8	45.3
Income ta x a nd social contribution paya ble	309,881	368,522	297,620	(15.9)	4.1
Other ta xes due	137,329	263,722	300,731	(47.9)	(54.3)
Loa ns, fina ncing a nd debentures	1,299,117	1,255,555	1,014,568	3.5	28.0
Mini mum compulsory divi dend pa ya ble	19,691	4,580	18,713	329.9	5.2
Pos t employment benefits	37,404	30,918	29,983	21.0	24.8
Cus tomer cha rges due	23,233	23,986	37,994	(3.1)	(38.9)
Res ea rch a nd development a nd energy efficiency	175,972	124,414	127,860	41.4	37.6
Accounts Paya ble rela ted to concess ion - Us e of Public Property	54,955	52,936	51,481	3.8	6.7
Other a ccounts pa ya ble	157,988	162,774	137,011	(2.9)	15.3
NON-CURRENT	7,879,969	7,904,051	6,834,808	(0.3)	15.3
Suppliers	17,625	32,925	50,121	(46.5)	(64.8)
Other ta xes due	87,129	81,567	68,402	6.8	27.4
Deferred income tax a nd s ocial contribution	15,218	312,101	420,501	(95.1)	(96.4)
Loa ns, fina ncing a nd debentures	4,755,281	4,396,427	3,517,161	8.2	35.2
Pos t employment benefits	861,214	989,863	937,249	(13.0)	(8.1)
Res ea rch a nd development a nd energy efficiency	159,792	218,162	154,721	(26.8)	3.3
Accounts Paya ble rela ted to concess ion - Us e of Public Property	436,772	425,833	420,293	2.6	3.9
Other a ccounts pa ya ble	306	231	233	32.5	31.3
Tax, s ocial s ecurity, la bor a nd civil provis ions	1,546,632	1,446,942	1,266,127	6.9	22.2
EQUITY	13,682,780	13,753,348	12,928,752	(0.5)	5.8
Attributed to controlling shareholders	13,330,689	13,380,580	12,651,339	(0.4)	5.4
Share ca pital	6,910,000	6,910,000	6,910,000	-	-
Equity va lua tion a djus tments	976,964	904,472	983,159	8.0	(0.6)
Legal reserves	685,147	624,849	624,849	9.7	9.7
Reta i ned ea rnings	4,516,825	3,897,833	3,897,833	15.9	15.9
Additional proposed dividends	241,753	-	235,498	-	2.7
Accrued ea rnings	-	1,043,426	-	-	-
Attributable to non-controlling interest	352,091	372,768	277,413	(5.5)	26.9
TOTAL	25,618,142	25,494,683	23,111,445	0.5	10.8

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 4Q14, Copel GeT’s operating revenues totaled R$654.2 million, 6.5% down on the R$699.5 million recorded in 4Q13, mainly fueled by the (a) 8.2% decline in revenue from electricity sales to distributors due to the drop in energy sold through CCEARs and (b) a 49.3% fall in construction revenue due to the new assets going into operation, partly offset by a 35.8% rise in revenue from the use of the main transmission grid, connected with the adjustment in the Annual Permitted Revenue from transmission assets and the new assets going into operations, in addition to the 12.8% upturn in revenue from electricity sales due to the price adjustments in free consumers’ contracts in force.

Operating costs and expenses increased by 221.9% in 4Q14 over 4Q13, influenced by (a) the recognition of impairment losses of R$807.3 million primarily due to the impact of the delay in the construction of the Colider HPP by reason of legal environmental constraints and restrictions and (b) the R$192.1 million booked as costs in eletricity purchased for resale, chiefly, due to the lower GSF in the period and the increase PLD, partly offset by the 13.8% decline in personnel and management costs.

Equity in the earnings of subsidiaries amounted to R$110.6 million in 4Q14, chiefly due to Copel GeT’s interest in UEGA (60%), an amount that is eliminated in the consolidated income statement because they are companies belonging to the same group. In 4Q14, Copel GeT recorded a loss of R$304.4 million, and negative EBITDA of R$608.5 million.

In 2014, Copel GeT’s operating revenue increased by 8.4% to R$2,948.7 million whereas operating costs and expenses climbed by 81.8% to R$2,728.7 million in the same period. Net income totaled R$682.4 million whereas EBITDA came to R$866.5 million, down by 31.8% and 44.0% respectively from 2013.

Main Indicators	4Q14	3Q14	4Q13	Var. %	2014	2013	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	654.2	641.1	699.5	(6.5)	2,948.7	2,720.6	8.4
Operating Income (R$ million)	(665.3)	213.3	274.4	-	700.4	1,363.0	(48.6)
Net profi t (R$ million)	(304.4)	165.5	267.2	-	682.4	1,000.9	(31.8)
EBITDA (R$ million)	(608.5)	248.6	330.4	-	866.5	1,546.8	(44.0)
Operating Margin	-	33.3%	39.2%	-	23.8%	50.1%	(52.6)
Net Margi n	-	25.8%	38.2%	-	23.1%	36.8%	(37.1)
EBITDA Margin	-	38.8%	47.2%	-	29.4%	56.9%	(48.3)
Investment Program (R$ million)	145.8	324.8	138.6	5.2	758.4	478.7	58.4

Excluding the non-recurring effect of the impairment losses, net income would have amounted to R$228.4 million and EBITDA to R$198.8 respectively in 4Q14. In 2014, net income would have come to R$1,215.2 and EBITDA to R$1,673.8.

							R$ million
Item	Adjusted Net Income Statement - Copel GeT	4Q14	4Q13	Var. %	2014	2013	Var. %
(A)	(+)Impa irment	807,281	-	-	807,281	-	-
(B)	(=) Gross non-recurring effect	807,281	-	-	807,281	-	-
(C) = (B) x 34%	(-) Income Tax	274,476	-	-	274,476	-	-
(D) = (B) - (C)	(=) Net non-recurring effect	532,805	-	-	532,805	-	-
(E)	Net Income	(304,418)	267,199	52.0	682,386	1,000,889	21.3
(D) + (E)	Adjusted Net Income	228,387	267,199	(14.5)	1,215,191	1,000,889	21.4
(F)	EBITDA	(608,524)	330,426	(284.2)	866,508	1,546,762	(44.0)
(F) + (B)	Adjusted EBITDA	198,757	330,426	(39.8)	1,673,789	1,546,762	8.2

4.2 Copel Distribuição

In 4Q14, Copel Distribuição’s net operating revenues came to R$3,019.6 million, 84.3% higher than the R$1,638.3 million recorded in 4Q13, chiefly due to (a) the R$1,041.1 million recognized under result of sectoral financial assets and liabilities (CVA), (b) the 24.86% tariff increase as of June 24, 2014, (c) the 7.2% growth in the captive market in the period, and (d) revenue from the sale of 86,589 MWh in the spot market.

Operating costs and expenses climbed by 12.9% year-over-year, totaling R$2,107.6 million, chiefly due to the 40.4% upturn in costs with eletricity purchased for resale. In 4Q14, Copel Distribuição recorded a profit of R$615.4 million and EBITDA of R$968.7 million.

In 2014, net operating revenue amounted to R$8,347.0 million, up 40.0% year-over-year. In turn, operating costs and expenses totaled R$7,757.8 million, 23.0% higher than in the same period last year. Consequently, the Company recorded net income of R$437.9 million and EBITDA of R$810.7 million.

Main Indicators	4Q14	3Q14	4Q13	Var. %	2014	2013	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Opera ting Revenue (R$ mi llion)	3,019.6	2,070.0	1,638.3	84.3	8,347.0	5,961.6	40.0
Opera ting Income (R$ mi llion)	935.3	78.0	(181.4)	-	671.0	(114.3)	-
Net profi t (R$ mi llion)	615.4	51.3	(121.1)	-	437.9	(78.5)	-
EBI TDA (R$ mi llion)	968.7	158.2	(175.5)	-	810.7	(138.1)	-
Opera ting Ma rgi n	31.0%	3.8%	-11.1%	-	8.0%	-1.9%	-
Net Ma rgi n	20.4%	2.5%	-7.4%	-	5.2%	-1.3%	-
EBI TDA Ma rgi n	32.1%	7.6%	-10.7%	-	9.7%	-2.3%	-
Inves tment Progra m (R$ mi llion)	83.7	291.9	272.2	(69.3)	857.7	816.5	5.0

If the sectoral assets and liabilities result had not been recognized, Copel Distribuição would have recorded a net income of R$29.5 million in 4Q14, ( R$75.3 million in 4Q13). In 2014, Copel Distribuição would have had a net income of R$161.8 million, compared to negative R$52.0 in 2013.

							R$ million
Item	Adjusted Net Income Statement - Copel Dis	4Q14	4Q13	Var. %	2014	2013	Var. %
(A)	(-) Result of sectori al financial assets and liabilities	1,041,144	-	-	1,041,144	-	-
(B)	(+) CVA muta tion in the peri od	153,329	297,655	(48.5)	622,901	411,704	51.3
(D) = (A) + (B) + (C)	(=) Gross non-recurring effect	(887,815)	297,655	-	(418,243)	411,704	-
(E) = (D) x 34%	(-) Income Tax	(301,857)	101,203	-	(142,203)	139,979	-
(F) = (D) - (E)	(=) Net non-recurring effect	(585,958)	196,452	-	- 276,040	271,725	-
(G)	Net Income	615,426	(121,147)	52.0	437,864	(78,509)	21.3
(F) + (G)	Adjusted Net Income	29,468	75,306	(60.9)	161,824	193,216	(16.2)
(H)	EBITDA	968,650	(175,480)	-	810,661	(138,112)	-
(H) + (D)	EBITDA Ajustado	88,113	122,175	(27.9)	399,696	273,592	46.1

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenues totaled R$61.5 million in 4Q14, 27.7% higher than the R$48.1 million recorded in 4Q13, chiefly due the expansion of the operating area and the services provided for new customers. Operating costs and expenses grew by 24.8%, influenced by (a) the 37.3% increase in personnel and management expenses due to the Company’s restructuring, with COPEL’s IT department becoming part of Copel Telecom’s staff, and (b) the 23.0% increase in third-party services, partly offset by the 73.3% drop in provisions and reversals. Net income totaled R$15.6 million in 4Q14, up 27.4% year-over-year. EBITDA stood at R$20.7 million, 26.3% higher than the R$16.4 million recorded in 4Q13.

In 2014, Copel Telecomunicações’ operating revenue came to R$213.2 million, 13.5% higher than the R$187.8 million recorded in 2013 while operating costs and expenses rose by 8.0%.Net income totaled R$58.6 million in the period, 22.7% up on 2013, and EBITDA climbed by 17.6% to R$104.0 million.

Main Indicators	4Q14	3Q14	4Q13	Var.%	2014	2013	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	61.5	54.1	48.1	27.7	213.2	187.8	13.5
Operating Income (R$ million)	13.7	22.8	10.1	35.1	78.7	63.6	23.7
Net profit (R$ million)	15.6	15.1	12.2	27.4	58.6	47.7	22.7
EBITDA (R$ million)	20.7	29.2	16.4	26.3	104.0	88.5	17.6
Operating Margin	22.3%	42.1%	21.1%	5.7	36.9%	33.9%	9.0
Net Margin	25.4%	27.9%	25.4%	(0.3)	27.5%	25.4%	8.1
EBITDA Margin	33.7%	53.9%	34.0%	(1.1)	48.8%	47.1%	3.6
Investment Program (R$ million)	35.5	30.0	26.9	32.0	107.5	74.1	45.1

4.4 UEG Araucária

UEGA, a subsidiary of COPEL, has been responsible for the operation of the Araucária Thermal Power Plant since February 1, 2014. COPEL owns 80% of UEGA’s capital (60% Copel GeT, 20% COPEL and 20% PETROBRAS). The plant had been previously leased to PETROBRAS, and COPEL used to receive a fixed amount for the lease.

In 4Q14, UEGA recorded net revenue of R$625.9 million, net income of R$154.7 million and EBITDA of R$218.6 million. In 2014, UEGA recorded net revenue of R$2,134.8 million, EBITDA of R$655.1 million and net income of R$471.6 million.

Main Indicators	4Q14	3Q14	2Q14	1Q14	2014
Net Operating Revenue (R$ million)	625.9	465.8	568.8	474.4	2,134.8
Operating Income (R$ million)	225.0	103.2	160.5	160.6	649.3
Net profit (R$ million)	154.7	72.1	111.4	133.5	471.7
EBITDA (R$ million)	218.6	102.6	167.3	166.6	655.1
Operating Margin	35.9%	22.1%	28.2%	33.9%	30.4%
Net Margin	24.7%	15.5%	19.6%	28.1%	22.1%
EBITDA Margin	34.9%	22.0%	29.4%	35.1%	30.7%

These results were due to the power plant’s dispatch throughout the period and the sharp rise in energy price in the spot market (PLD). The Araucária TPP does not have an availability agreement and operates under the merchant model. COPEL consolidates the whole of UEGA’s net income/(loss) so that PETROBRAS’ portion is booked under “net income/(loss) attributable to non-controlling shareholders”. More details in the Exhibit III.

5. Investment Program

COPEL’s investments in 2014 and the investment forecast for 2014 are presented below:

			R$ million
	Carried out	Carried out	Scheduled
	4Q14	2014	2014
Generation and Transmission	145.8	758.4	1,309.0
HPP Colider	81.6	277.5	409.8
HPP Baixo Iguaçu	18.6	221.6	316.0
TL Araraquara / Taubaté	19.9	86.2	182.8
Cerquilho Substation	-	17.2	8.3
TL Figueira-Londrina / Foz do Chopim-Salto Osório	4.0	11.5	42.9
Paraguaçu Paulista Substation	2.0	3.9	25.6
Curitiba Norte Substation	1.0	2.6	8.7
Other	18.6	137.9	314.9
Distribution	83.7	857.7	895.9
Telecommunications	35.5	107.5	80.0
Participation in new businesses ¹	123.8	515.6	331.8
TOTAL	388.8	2,239.2	2,616.7
¹ Wind Energy Plants, Voltalia, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora,
Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia, Paranaíba Transmissora and Mata de Santa Genebra.

For the year 2015, the investment program of COPEL provides the amount of R $ 2,476.9 million, as detailed below:

R$ million
Subsidiary / SPC	Scheduled 2015
Copel Geração e Transmissão	1,300.1
HPP Colíder	345.1
HPP Baixo Iguaçu	158.5
TL Araraquara / Taubaté	144.0
TL Figueira-Londrina / Foz do Chopim-Salto Osório	10.5
SE Paraguaçu Paulista	40.2
TL Bateias - Curitiba Norte	42.0
TL Foz do Chopim - Realeza	17.5
TL Assis - Londrina	19.7
SPC Matrinchã Transmissora de Energia ¹	104.9
SPC Guaraciaba Transmissora de Energia ¹	96.9
SPC Mata de Santa Genebra Transmissão ¹	10.8
SPC Cantareira Transmissora de Energia ¹	45.3
Other	264.6
Copel Distribuição	784.7
Copel Telecomunicações	107.7
Holding	5.5
Cutia Wind Farm Complex	90.0
Bento Miguel Wind Farm Complex	50.0
São Miguel do Gostoso Wind Farm Complex ¹	22.6
Other Invesment ²	116.3
TOTAL	2,476.9
¹ Referring to COPEL's stake.
² Including the gas blocks and other wind farms in final stages of construction.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Electricity sales to Copel Distribuição’s captive market came to 24,208 GWh in 2014, up 5.6% in comparison with 2013, mainly due to the increase in average consumption and in the customer base in the period. The table below breaks down electricity sales by customer segment:

	Number of Customers				Energy sold (GWh)
	Dec/14	Dec/13	Var. %	4Q14	4Q13	Var. %	2014	2013	Var. %
Res identi al	3,437,030	3,320,098	3.5	1,842	1,755	5.0	7,267	6,888	5.5
Indus tri al	91,068	93,491	(2.6)	1,801	1,681	7.1	6,838	6,605	3.5
Commercial	369,205	338,502	9.1	1,440	1,303	10.6	5,470	5,074	7.8
Rura l	372,464	372,835	(0.1)	571	525	8.6	2,252	2,081	8.2
Other	57,203	56,567	1.1	622	589	5.6	2,381	2,278	4.5
Captive Market	4,326,970	4,181,493	3.5	6,276	5,853	7.2	24,208	22,926	5.6

The residential segment consumed 7,267 GWh in 2014, 5.5% up, due to the increase in the customer base and the upturn in average consumption in the period, due to the maintenance of the favorable income conditions and employment level and temperatures above average in the period. At the end of December 2014 this segment accounted for 30.0% of captive market, totaling 3,437,030 residential customers.

The industrial segment consumed 6,838 GWh in the period, 3.5% up, due the growth in industrial production of the beverage, wood products and paper & pulp sectors. At the end of the period, this segment accounted for 28.2% of captive market, with the company supplying power to 91,068 industrial customers.

The commercial segment consumed 5,470 GWh between January and December 2014, 7.8% up on the same period of 2013, as a result of the increase in the customer base and higher temperatures in the period. At the end of December, this segment represented 22.6% of COPEL’s captive market, with the company supplying power to 369,205 customers.

The rural segment consumed 2,252 GWh, growing by 8.2%, mainly due to the strong performance of agribusiness in Paraná. At the end of December, this segment represented 9.3% of COPEL’s captive market, with the company supplying power to 372,464 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,381 GWh, 4.5% up in the period. These segments jointly account for 9.9% of COPEL’s captive market, totaling 57,203 customers at the end of the period.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of

Paraná, and all free constumers within the Company’s concession area, grew by 5.0% in 2014, as shown in the following table:

	Number of Customers /					Energy Sold (GWh)
	Agreements
	Dec/14	Dec/13	Var. %	4Q14	4Q13	Var. %	2014	2013	Var. %
Captive Market	4,326,970	4,181,493	3.5	6,276	5,853	7.2	24,208	22,926	5.6
Conces sionaries and Licensees	4	4	-	190	170	11.3	738	666	10.7
Free Customers ¹	132	128	3.1	1,121	1,180	(5.0)	4,483	4,439	1.0
Grid Market	4,327,106	4,181,625	3.5	7,587	7,203	5.3	29,429	28,031	5.0
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3 Electricity Sales

COPEL’s electricity sales to final customers, that comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 4.5% in 2014. The table below breaks down electricity sales by customer segment:

Segment	Market			Energy Sold (GWh)

		4Q14	4Q13	Var. %	2014	2013	Var. %
Residential		1,842	1,755	5.0	7,267	6,888	5.5
	Total	2,794	2,703	3.4	10,841	10,675	1.6
Industrial	Captive	1,801	1,681	7.2	6,837	6,605	3.5
	Free	993	1,022	(2.8)	4,004	4,070	(1.6)
	Total	1,443	1,306	10.5	5,482	5,086	7.8
Commercial	Captive	1,440	1,303	10.5	5,470	5,074	7.8
	Free	3	3	-	12	12	-
Rural		571	525	8.7	2,252	2,081	8.2
Other		623	589	5.8	2,382	2,278	4.6
Energy Supply		7,273	6,878	5.7	28,224	27,008	4.5

6.4 Total Energy Sold

COPEL’s electricity sales, comprising Copel Distribuição and Copel Geração e Transmissão’s sales in all the markets, reached 43,556 GWh in 2014, a 3.5% growth over the same period of 2013. The following table shows COPEL’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers /					Energy Sold (GWh)
	Agreements
	Dec/14	Dec/13	Var. %	4Q14	4Q13	Var. %	2014	2013	Var. %
Copel DIS
Capti ve Ma rket	4,326,970	4,181,493	3.5	6,276	5,853	7.2	24,208	22,926	5.6
Conces siona ries and Licens ees	4	4	-	177	170	3.8	699	620	12.7
CCEE (MCP)	-	-	-	87	23	275.6	362	43	742.5
Total Copel DIS	4,326,974	4,181,497	3.5	6,540	6,046	8.2	25,269	23,589	7.1
Copel GeT
CCEAR (Copel DIS)	1	1	-	112	199	(43.8)	411	831	(50.5)
CCEAR (other conces siona ries)	40	36	11.1	1,199	1,650	(27.4)	4,695	6,389	(26.5)
Free Cus tomers	29	27	7.4	996	1,025	(2.8)	4,016	4,082	(1.6)
Bilatera l Agreements ¹	30	21	42.9	1,858	1,368	35.8	7,392	5,308	39.3)
CCEE (MCP) ²	-	-	-	275	23	-	1,773	1,867	(5.0)
Total Copel GeT	100	85	17.6	4,440	4,265	4.1	18,287	18,477	(1.0)
Total Copel Consolidated	4,327,074	4,181,582	3.5	10,980	10,311	6.5	43,556	42,066	3.5
Note: Not cons idering the energy from MRE (Energy Reloca tion Mecha nis m).
CCEE: Electric Power Tra de Cha mber.
CCEAR: Energy Purcha se Agreements in the Regula ted Ma rket.
MCP: Short Term Ma rket.
¹ Includes Short Term Sales Agreements.
² Assured Power alloca ted in the period, does not cons ider the impa ct of the GSF.

Additionally, the electricity produced by TPP Araucária was sold in the short-term market (MCP), totaling 3,308 GWh in the period. The amount of energy produced in 2014 is shown in the table below:

GWh
TPP Araucária - UEGA	4Q14	3Q14	2Q14	Feb-Mar/14 ¹	2014
Own Genera tion	983	796	872	657	3,308
Font: ONS
¹ Since February 1, 2014, the Araucária TPP became operated by UEGA, a COPEL subsidiary, which retains 80% of its capital (the remaining 20% is held by PETROBRAS).

6.5 Energy Flow

Energy Flow – Copel Dis

GWh
Energy Flow - Copel Dis	2014	2013	Var. %
Itaipu	5,870	5,193	13.0
CCEAR – Copel Geração e Transmissão	411	831	(50.6)
CCEAR – Other	16,281	14,715	10.6
CCEE (MCP)	1,573	1,139	38.1
Angra	1,046	1,050	(0.3)
CCGF	1,315	1,272	3.4
Itiquira	452	912	(50.4)
Proinfa	599	590	1.5
Elejor S.A	1,186	1,186	-
Available Power	28,733	26,889	6.9
Captive market	24,208	22,926	5.6
Wholesale¹	699	620	12.7
CCEE (MCP)	362	43	742.5
Losses and differences	3,464	3,299	5.0
Basic network losses	544	533	2.0
Distribution losses	2,598	2,518	3.2
CG contract allocation	322	248	30.0
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.

Energy Flow – Copel GeT

GWh
Energy Flow - Copel GeT	2014	2013	Var. %
Own Genera tion	24,605	24,420	0.8
CCEE (MCP)	-	306	-
MRE	-	1,587	-
Dona Francisca	612	612	-
Total Available Power	25,217	26,925	(6.3)
Bilateral Agreements	7,392	5,233	41.3
CCEAR – COPEL Distribuição	411	831	(50.6)
CCEAR – Other	4,695	6,389	(26.5)
Free Customers	4,016	4,082	(1.6)
CCEE (MCP)	1,773	1,942	(8.7)
MRE	6,197	7,855	(21.1)
Losses and differences	733	593	23.7

Consolidated Energy Flow (Jan/ Dec 2014)

			GWh
Consolidated Energy Flow	2014	2013	Var.%
Own Generation	24,605	24,420	0.8
Purchased energy	29,345	29,394	(0.2)
Itaipu	5,870	5,193	13.0
Aucti on – CCEAR	16,692	15,547	7.4
Itiquira	452	912	(50.4)
Dona Francisca	612	612	-
CCEE (MCP)	1,573	1,445	8.9
Angra	1,046	1,050	(0.4)
CCGF	1,315	1,272	3.4
MRE	-	1,587	-
Proi nfa	599	590	1.5
Elejor	1,186	1,186	-
Total Available Power	53,950	53,814	0.3
Captive Market	24,208	22,926	5.6
Concessionaires¹	699	620	12.7
Free Customers	4,016	4,082	(1.6)
Bilateral Agreements	7,392	5,233	41.3
Auction – CCEAR	5,105	7,221	(29.3)
CCEE (MCP)	2,135	1,985	7.6
MRE	6,197	7,855	(21.1)
Losses and Differences	4,198	3,893	7.8
Basic network losses	1,278	1,127	13.4
Distributi on losses	2,598	2,518	3.2
CG contra ct allocation	322	248	29.8
¹ Not including the 46 GWh consumed by the Conces sionaire CFLO in Februa ry and March/2013, for it was not supplied by Copel Distribuição.
Amounts subject to changes after settlement by CCEE.
CCEAR: Energy Purcha se Agreements in the Regula ted Market.
MRE: Energy Realloca tion Mecha nism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Subma rket (difference between billed and energy received from CG).
Don't cons ider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

6.6 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh
Tariff	Amount	Dec/14	Sep/14	Dec/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	633	143.91	142.35	129.61	1.1	11.0
Aucti on – CCEAR 2007 – 2014	50	157.87	157.86	147.81	-	6.8
Aucti on – CCEAR 2008 – 2015	52	132.79	132.75	124.77	-	6.4
Aucti on – CCEAR 2010 – H30	70	178.89	178.89	168.17	-	6.4
Aucti on – CCEAR 2010 – T15 [2]	65	189.41	189.41	178.06	-	6.4
Aucti on – CCEAR 2011 – H30	58	183.66	183.66	172.65	-	6.4
Aucti on – CCEAR 2011 – T15 [2]	54	208.85	208.85	196.33	-	6.4
Aucti on – CCEAR 2012 – T15 [2]	115	187.36	187.36	176.13	-	6.4
Aucti on – CCEAR 2014 - 2019 ³	78	395.11	439.30	-	(10.1)	-
Aucti on – CCEAR 2014 - 2019 [4]	183	270.81	270.81	-	-	-
Aucti on 2014 - 12M	329	191.41	191.41	-	-	-
Aucti on 2014 - 18M	19	165.20	165.20	-	-	-
Aucti on 2014 - 36M	163	149.99	149.99	-	-	-
Angra	119	146.48	150.83	133.11	(2.9)	10.0
CCGF [5]	150	31.78	32.82	31.48	(3.2)	1.0
Santo Antôni o	92	113.83	113.83	107.01	-	6.4
Jirau	99	100.12	100.12	94.12	-	6.4
Others Aucti ons [6]	479	314.61	281.93	169.63	11.6	85.5
Bi latera ls	187	203.12	203.12	176.36	-	15.2
Total / Tariff Average Supply [7]	2,995	192.42	185.94	132.65	3.5	45.1
[1] Furna s transport cha rge not included.
[2] Avera ge auction price restated according to the IPCA infla tion index. The price compris es in fact three components: a fixed component, a variable component, and expens es at the Electric Energy Tra ding Cha mber (CCEE). The cos t of the latter two components is dependent upon the dis patch of facilities according to the schedule set by the Nationa l System Opera tor (ONS).
³ Energy Agreements .
[4] Capacity Agreements .
[5] Contra ct of quota s of assured power of thos e HPPs which conces sions were extended purs uant the new rules of Law 12783/13.
[6] Products avera ge price.
[7] Cons iders the amount of 812 avera ge MW rela tive Auction 2006-2013 is cons idered in the avera ge price of December/2013 (R$ 105.58).

R$ / MWh
Tariff	Amount	Dec/14	Sep/14	Dec/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão [1]	561	155.27	154.32	125.18	0.6	24.0
Aucti on CCEAR 2007 - 2014	77	124.19	122.61	116.70	1.3	6.4
Aucti on CCEAR 2008 - 2015	74	131.58	130.47	123.70	0.9	6.4
Aucti on CCEAR 2009 - 2016	214	150.49	149.68	141.43	0.5	6.4
Aucti on CCEAR 2011 - 2040 ( HPP Ma uá )	95	171.65	170.01	161.33	1.0	6.4
Aucti on CCEAR 2013 - 2042 (Ca vernoso II)	8	182.37	182.37	176.10	-	3.6
Aucti on CCEAR 2014 (12 months)	93	191.80	191.80	-	-	-
Copel Distribuição
Concession hol ders in the Sta te of Pa ra ná	80	196.30	193.39	154.24	1.5	27.3
Total / Tariff Weighted Average Supply¹	641	160.38	159.19	127.42	0.8	25.9
¹ The 329 MW avera ge rela ted to the Auction 2006-2013 is cons idered in the avera ge price of December/2013.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

R$ / MWh
Tariff	Dec/14	Sep/14	Dec/13	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial ¹	263.69	263.28	208.39	0.2	26.5
Residential	326.31	327.49	263.47	(0.4)	23.9
Commercial	300.88	300.46	239.79	0.1	25.5
Rural	199.78	203.17	160.56	(1.7)	24.4
Other	231.68	233.21	186.72	(0.7)	24.1
Retail distribution average rate	281.28	282.48	225.33	(0.4)	24.8
¹ Free customers not included.

7. Capital Market

7.1 Capital Stock

COPEL’s capital amounts to R$6,910 million, represented by shares with no par value. The Company's current number of shareholders is 25,015. In December 2014 the Company’s capital was as follows:

Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,875	13.7	128	33.8	100,901	78.6	120,904	44.2
BM&FBovespa	19,060	13.1	128	33.8	55,065	42.9	74,253	27.1
NYSE	815	0.6	-	-	45,768	35.6	46,583	17.1
LATIBEX	-	-	-	-	68	0.1	68	-
Other	297	0.2	252	66.2	61	0.1	612	0.1
TOTAL	145,031	100.0	380	100.0	128,244	100.0	273,655	100.0

7.2 Stock Performance

From January through December 2014, COPEL’s common shares (ON - CPLE3) and class B preferred shares (PNB -CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa).

The free float accounted for 45.0% of the Company’s capital. COPEL’s market capitalization, based on the stock prices on all markets at the end of December 2014, was R$8,184.3 million. Out of the 70 stocks that make the Ibovespa index, COPEL’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.7. COPEL also accounted for 7.1% of the BM&Fbovespa’s Electric Power Index (IEE).In the Corporate Sustainability Index (ISE), COPEL PNB accounted for 1.1% and COPEL ON 0.2%.

On the BM&FBovespa, COPEL’s common and class B preferred shares closed the period at R$24.90 (11.7% up) and R$35.90 (17.6% up), respectively. In the same period the Ibovespa had negative change of 2.9%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period US$13.17, 0.2% up. Over this period, the Dow Jones Index positive by 7.5%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), COPEL’s class B preferred shares were traded under the ticker XCOP in 98% of the trading sessions and closed the period at €11.13, 17.2% up. In the same period the LATIBEX All Shares index had negative growth of 15.8%.

The table below summarizes COPEL’s share prices in 2014:

		Common		Preferred "B"
Stock Performance (Jan - Dez/ 14)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
	Number of Trades	54,011	218	833,972	3,363
	Volume Traded	20,569,200	82,940	151,651,000	611,496
BM&FBovespa
	Trading Value (R$ thousand)	460,880	1,858	4,943,379	19,933
	Presence in Trading Sessions	248	100%	248	100%
	Volume Traded	610,694	4,393	148,930,401	590,994
NYSE	Trading Value (US$ thousand)	6,411	46	2,060,571	8,177
	Presence in Trading Sessions	139	55%	252	100%
	Volume Traded	-	-	377,065	1,520
LATIBEX	Trading Value (Euro thousand)	-	-	3,944	16
	Presence in Trading Sessions	-	-	248	98%

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

				Thousands of R$	R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC¹	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends²	2014	-	-	241,753	0.84351	1.06310	0.92803
¹ In advance.
² Proposed

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

The chart below presents the main information on Copel GeT's power plants and the electricity they produced between January and December 2014:

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,732.1	2,057.6	24,535.7
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	6,608.4	05.23.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	7,538.2	11.15.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	7,594.4	05.04.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira)	260.0	109.0	1,373.9	07.07.2015
Mauá (1)	185.2	100.8	1,095.4	07.03.2042
Guaricana (2)	36.0	16.1	43.9	08.16.2026
Cavernoso II	19.0	10.6	27.1	02.27.2046
Chaminé	18.0	11.6	73.8	06.16.2026
Apucaraninha	10.0	6.7	25.4	10.12.2025
Mourão	8.2	5.3	55.8	07.07.2015
Derivação do Rio Jordão	6.5	5.9	48.9	11.15.2029
Marumbi	4.8	2.4	12.2	(3)
São Jorge	2.3	1.5	14.0	12.03.2024
Chopim I	2.0	1.5	12.2	07.07.2015
Rio dos Patos (4)	-	-	1.7	(5)
Cavernoso	1.3	1.0	1.5	01.07.2031
Melissa	1.0	0.6	5.4	(6)
Salto do Vau	0.9	0.6	2.3	(6)
Pitangui	0.9	0.1	1.2	(6)
Thermal Power Plant	20.0	10.3	65.0
Figueira	20.0	10.3	65.0	03.26.2019
Wind Energy Plants	2.5	0.5	4.2
Eólica de Palmas (7)	2.5	0.5	4.2	09.28.2029
TOTAL	4,754.6	2,068.4	24,604.9
(1) Refered to COPEL's participa tion (51% of power plant capacity of 363 MW).
(2) In proces s of upgra ding.
(3) Submitted to ANEEL for ratifica tion.
(4) Assured Power (Avera ge MW) and Genera tion (GWh) until 02.14.2014, date of conces sion expires .
(5) The conces sion expired on Februa ry 14, 2014. However, the Compa ny will be respons able for the opera tion and maintena nce until the winner of the bidding proces s assume the plant. Until then, Copel will receive a pre established tariff to opera te the plant, as defined by MME 170/2014 resolution.
(6) Power plants with capacity below 1 MW are only required to be regis tered at ANEEL.
(7) Avera ge wind plant genera tion.

Copel Renováveis

Wind Farm Complex São Bento

On February 26, 2015 began the commercial operation of the Wind Complex São Bento, located in State of Rio Grande do Norte. The complex consists of 4 wind farms that have an installed capacity of 94.0 MW and assured power of 46.3 average MW. The energy produced was sold in the 2nd Alternative Sources Auction, held in 2010, the average price of R$134.52/MWh, as the following table:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Price ²	Wind farm location	Expiration of Authorization
São Bento		94.0	46.3	134.5
Boa Vista		14.0	6.3	137.99		Apr-46
Olho d'Água	2nd LFA (08/26/2010)	30.0	15.3	133.97	São Bento do Norte	May-46
São Bento do Norte		30.0	14.6	133.97		May-46
Farol		20.0	10.1	133.97		Apr-46
¹ LFA - Auction of Alternative Sources.
² Historical price. Value will be adjusted by the IPCA.

Interest in Generation Projects

COPEL holds interests in six power generation projects at the operational stage, with a total installed capacity of 1,786.6 MW, 606 MW refered to COPEL´s stake, as shown below:

	Installed Capacity	Assured Power			Concession
Company			Partners	PPA signed with
	(MW)	(Average MW)			Expires
COPEL - 20%
TPP Araucária	484.1	365.2	COPEL GeT - 60%	¹	Dec-29
(UEG Araucária)			Petrobras - 20%
HPP Santa Clara			COPEL - 70%	COPEL Dis
	123.4	72.4			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
HPP Fundão			COPEL - 70%	COPEL Dis
	122.5	67.9			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
COPEL - 23,03%
HPP Dona Francisca			Gerdau - 51,82%
	125.0	78.0		COPEL GeT	Aug-33
(DFESA)			Celesc - 23,03%
Desenvix - 2,12%

SHP Júlio de Mesquita			COPEL - 35,77%
	29.1	20.4		Free customers	Apr-30
Filho (Foz do Chopim)			Silea Participações - 64,23%
COPEL - 0,82%
CEB Lajeado - 16,98%
Paulista Lajeado Energia S.A. - 5,94%
HPP Lajeado	902.5	526.6	EDP Energias do Brasil S.A. - 4,57%	²	Dec-32
(Investco S.A.)			Lajeado Energia S.A. - 62,39%
Furnas Centrais Elétricas S.A. - 0,21%
Other - 9,09%

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

	Installed Capacity	Assured Power
Power Plants			Stake
	(MW)	(Average MW)
HPP Colíder	300	179.6	100% Copel GeT

HPP Baixo Iguaçu	350	172.8	30% Copel GeT
			70 % Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjus ted for Copel’s stake

Colíder Hydroelectric Power Plant

In ANEEL New Energy Auction 03/2010, held on July 30, 2010, Copel Geração e Transmissão S.A. won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and Copel GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$1.8 billion and start-up is scheduled for April 2016. On the base date of August 1, 2010, 125 average-MW were traded at R$103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

The project is in the final stage of construction. Part of the dam is in the finishing stage, with coating being applied and the drainage system installed. The electromechanical equipment is being installed in the powerhouse. The first generating unit is in an advanced stage.

Due to fortuitous events in early 2013, the construction schedule was hampered. Copel GeT is requesting the regulatory body to recognize an exclusion of liability for the delay in the power plant’s start-up and has been fulfilling the Contract for Energy Trading in the Regulated Environment (CCEAR) since January 1, 2015, with energy from its own generation complex.

Baixo Iguaçu Hydroelectric Power Plant

COPEL owns a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction and operation. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and

Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$98.98/MWh.

The start of commercial operation (Unit 1 is scheduled to go into commercial operation on 12.31.2017 and Units 2 and 3 in January and February 2018 respectively) was altered because the Installation License was suspended. The works are suspended since June 2014 due to judicial issues.

Copel Renováveis

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte State, consisting of 20 projects with a total installed capacity estimated at 515.6 MW, as follows:

		Installed Capacity	Assured Power			CAPEX	Premium Value		Expiration of
Wind Farm	Auction ¹			Price ³	Start up			Wind farm location
		(MW) ²	(Average MW)			(R$ million)	(R$ million)		Authorization
Brisa Potiguar		183.6	92.9	120.68		686.5	286.0
Nova Eurus IV		27.0	13.7	135.40				Touros	Apr-46
Nova Asa Branca I	2nd LFA	27.0	13.2	135.40				S. Miguel Gostoso	Apr-46
	(08/26/2010)				Mar-15	399.9	217.1
Nova Asa Branca II		27.0	12.8	135.40				Parazinho	May-46
Nova Asa Branca III		27.0	12.5	135.40				Parazinho	May-46
Santa Maria[4]		29.7	15.7	101.98				João Câmara	May-47
	4th LER				Apr-15
Santa Helena[4]	(08/18/2011)	29.7	16.0	101.98		286.6	68.9	João Câmara	Apr-47
Ventos de Santo Uriel		16.2	9.0	101.19	Mar-15			João Câmara	Apr-47
Cutia [5]		332.0	126.2	140.95		1,287.2	23.6
Dreen Cutia		25.2	9.6	144.00		97.6		Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	144.00		83.8		Pedra Grande	Jan-42
Esperança do Nordes te		30.0	9.1	144.00		116.1		São Bento do Norte	6
	6th LER
GE Jangada	(10/31/2014)	30.0	10.3	144.00	Oct-17	114.9	9.4	São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	144.00		114.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordes te		30.0	10.6	144.00		115.7		São Bento do Norte	6
Potiguar		28.8	11.5	144.00		112.1		São Bento do Norte	6
São Bento do Norte I		24.2	9.7	136.97				São Bento do Norte	6
São Bento do Norte II		24.2	10.0	136.97				São Bento do Norte	6
São Bento do Norte III	20th LEN	22.0	9.6	136.97				São Bento do Norte	6
					Jan-19	532.2	14.2
São Miguel I	(11/28/2014)	22.0	8.7	136.97				São Bento do Norte	6
São Miguel II		22.0	8.4	136.97				São Bento do Norte	6
São Miguel III		22.0	8.4	136.97				São Bento do Norte	6
Total		515.6	219.1	132.35		1,973.7	309.6
¹ Types of aucti ons: LFA - Aucti on of Al ternative Sources / LER - Aucti on Reserve Energy / LEN - New Energy Aucti on.
² The i ns tall ed capaci ty of the new proje cts can be opti mi zed i n relation to the regi stered at aucti ons.
[3] His torica l price. Value will be adjus ted by the IPCA.
[4] Aneel authorized the start-up tes t of the wind farms from Februa ry 27, 2015. The foreca st for the commercia l opera tion is April / 2015.
[5] The value the CAPEX corres ponds to the recorded in EPE.
6 In gra nting / authoriza tion process.

In November 2014, COPEL acquired 100% of the wind farm projects belonging to Rodrigo Pedroso Energia Ltda. – RPE Energia, located in the State of Rio Grande do Norte.The complex comprises 6 wind farms (São Bento do Norte I, II and III, São Miguel I, II and III) with a total capacity of 136.4 MW and assured energy of 54.8 average MW. All the energy to be generated by the Complex was sold at the 20th New Energy Auction (A-5) through availability agreements at R$136.97/MWh with a 20-year supply term. The wind turbines will be supplied by WEG, while the electrical and civil construction works will be executed by SIMM Empreendimentos and

DoisA Engenharia, respectively, companies specialized in the wind power market, based in Natal, State of Rio Grande do Norte.

Interest in Wind Farms

COPEL has recently acquired from Voltalia Energia do Brasil Ltda. – Voltalia a 49% interest in the São Miguel do Gostoso wind farm complex, in the State of Rio Grande do Norte.

The São Miguel do Gostoso wind farm complex, which is already under implementation, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by avarege price R$98,92 MWh, under twenty-year contracts, with supply beginning in April, 2015.

	Installed Capacity¹	Assured Power			CAPEX³		Wind farm	Expiration of
Wind Farm			Price²	Start up		Stake (%)
	(MW)	(Average MW)			(R$ million)		location	Authorization
Voltália - São Miguel do Gostoso I
Carnaúbas	27.0	13.1	98.92	Apr/15	127.1			Apr-47
Reduto	27.0	14.4			128.9	49% COPEL	São Miguel do	Apr-47
Santo Cristo	27.0	15.3			128.9	51% Voltalia	Gostoso (RN)	Apr-47
São João	27.0	14.3			128.9			Mar-47
Total	108.0	57.1	98.92		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Historical price. Value will be adjusted by the IPCA.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.

COPEL now has 568.5 MW of installed capacity Estimated at Wind Projects under construction. Additionally, COPEL has Wind Projects que adding 159 MW in the portfolio, see more details in item 8.6.

8.2 Transmission

In Operation

The table below presents COPEL’s transmission concession agreements and the main features of its transmission lines and substations:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	(R$ million)	Expiration
Cope l Ge T	060/2001	Several	1,919	32	12,202	150.1	Dec-42

Cope l Ge T	075/2001	TL Bateias - Jaguariaiva	137	-	-	16.5	Jul-31

Cope l Ge T	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38

Cope l Ge T	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.1	Nov-39

Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.2	Oct-40
Subtotal Copel GeT ²			2,204	33	12,502	181.8	-

Costa Oeste		TL Cascavel Oeste - Umuarama Sul
Copel Get - 51%	001/2012		143	1	300	5.4	Jan-42
Eletrosul - 49%		Umuarama Sul Substation

Transm. Sul Brasileira
Copel GeT - 20%	004/2012	Nova Sta Rita - Camaquã	798	1	300	11.5	May-42
Eletrosul - 80%

		TL Guaíra - Umuarama Sul
Caiuá Transmissora		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 49%	007/2012		136	2	700	10.1	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel
		Norte Substation

Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	31.0	May-42
Elecnor - 51%
Subtotal SPCs ³			1,442	4	1,300	58.0
Total			3,646	37	13,802	239.8
¹ Refered to COPEL's stake.
² Consolidated Financial Statement.
³ Equity in Earning of Subsidiaries.

Under Construction

Copel Get is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,472 km of transmission lines and 11 substations and will generate APR of R$660.1 million, R$338.4 million of which refers to Copel Get stake.

COPEL’s interest in the transmission projects is available in the table below:

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	Partnerships	RAP¹ (R$ million)	CAPEX ² (R$ million)	Start up	Concession Expiration
Copel Ge T	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	100% COPEL Ge T	26.0	250.0	Ma r-16	Oct-40

		Aug-12	TL Londrina - Figueira		88	-		3.6		Apr-15	Aug-42
Copel Ge T	005/12			PR			100% COPEL Ge T		37.0
			TL Foz do Chopim - Salto Osório		10	-		1.1		Mar-15	Aug-42

		Feb-13	TL Assis — Paraguaçu Paulista II		37	-				Dec-15	Feb-43
Copel Ge T	007/12			SP			100% COPEL Ge T	6.5	57.8
			Pa ra guaçu Pa ulis ta II Subs ta tion		-	1				Sep-15	Feb-43

Copel Ge T	007/13	Jan-14	TL Ba tei as - Curi ti ba Norte	PR	33	1	100% COPEL Ge T	6.7	69.0	Jan-16	Jan-44

Copel Ge T	001/14	Sep-14	TL Foz do Chopi m - Re a leza	PR	53	1	100% COPEL Ge T	5.7	49.0	Mar-17	Sep-44

Copel Ge T	001/14	Sep-14	TL As s is – Londrina	SP / PR	120	-	100% COPEL Ge T	15.0	135.0	Sep-17	Sep-44

Subtotal Copel GeT					697	3		64.6	597.8

							80% Copel Ge T
Ma rumbi	006/11	May-12	TL Curi tiba - Curi ti ba Les te	PR	28	1		12.1	88.8	Apr-15	May-42
							20% El etrosul
							49% Copel Ge T
Ma tri nchã	002/12	May-12	TL Pa ra naíta - Ri beirã ozi nho	MT	1,005	3		71.0	882.0	Jul-15	May-42
							51% Sta te Gri d
				MT / GO /			49% Copel Ge T
Gua ra ci aba	002/12	May-12	TL Ri beirã ozinho - Ma ri mbondo		600	1		41.1	441.0	Jul-15	May-42
				MG			51% Sta te Gri d

				BA / MG /			24,5% Copel Ge T
Pa ra naíba	007/12	May-13	TL Ba rre i ra s II - Pi ra pora II		967	-	24,5% Furnas	24.6	235.2	May-16	May-43
				GO
							51% Sta te Gri d
Ma ta de Sa nta							50,1% Copel Ge T
	007/13	May-14	TL Ara raquara II - Ba tei as	SP / PR	847	3		87.4	784.6	Oct-17	May-44
Ge nebra							49,9% Furnas
							49% Copel Ge T
Ca nta reira	001/14	Sep-14	TL Es tre i to - Fe rnã o Di a s	SP / MG	328	-		37.7	305.8	Mar-18	Sep-44
							51% El ecnor
Subtotal SPC					3,775	8		273.8	2,737.3
Total					4,472	11		338.4	3,335.1
¹ Upda te according to Aneel Ratifica tion Res olution 1756/2014 (R$ milion) / Adjus ted for Copel’s stake.
² ANEEL reference value (R$ million) / Adjus ted for Copel’s stake.

8.3 Distribution

In the distribution business, COPEL serves more than 4.3 million energy consumers in 1,113 locations, belonging to 394 municipalities in Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13,8 kV	101,688.7	-	-
34,5 kV	82,232.5	230.0	1,545.0
69 kV	727.2	35.0	2,412.5
88 kV1	-	-	5.0
138 kV	5,153.5	96.0	6,730.2
230 kV	123.5	-	-
Total	189,925.4	361.0	10,692.7
[1] Not automa ted.

Compact-Design Distribution Lines

Copel Dis has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation on December 31, 2014 was 6,537 km.

Secondary Isolated Lines

Copel Dis has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages.

The total length of installed secondary isolated lines closed 2014 at 12,364 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for average waiting times, are shown below:

Jan-Dec	DEC ¹ (hours)	FEC ² (outages)	Waiting time (hours)
2010	11.46	9.46	1:39
2011	10.64	8.26	1:40
2012	10.25	7.84	1:51
2013	11.62	8.06	2:08
2014	14.01	9.08	1:49
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

8.4 Telecommunications

Copel Telecomunicações has a optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In December 2014, the backbone cable network extended for 9,621 km and the access network extended for 17,728 km. Currently, we serve the 399 municipalities in the State of Paraná and another two in Santa Catarina. Copel Telecom has substantially expanded its customer base in recent years, as shown below.

8.5 Equity Interests

Other Sectors

COPEL holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners

Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%

COPEL - 7.6%
State of Paraná - 58.7%
Dominó Holdings S.A. - 12,2%
Sanepar	Sanitation	Daleth Participações - 8.3%
Andrade Gutierrez - 2.1%
Other - 11,1%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração	Oil and natural gas	Petra Energia [1] - 30.0%
e Produção S.A		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%

Sercomtel S.A. Telecom	Telecommuni cations	COPEL - 45.0%
Município de Londrina - 55.0%

Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%

Escoelectric Ltda	Services	COPEL - 40.0%
Lactec - 60.0%

COPEL - 48.0%
Copel-Amec Ltda [2]	Services	Amec - 47.5%
Lactec - 4.5%
[1] Opera ting Compa ny.
[2] Being liquida ted.

Accounting Information

Accounting information concerning COPEL’s interests in other companies in 2014 is shown in the following table:

				R$'000
Partanerships	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company
Compa gas S.A.	634,221	278,026	1,748,045	60,366
Elejor S.A.	719,621	84,816	241,205	19,185
UEG Araucária Ltda	1,236,838	949,320	2,134,822	471,655
Jointly-controlled entities
Cos ta Oes te Transmissora de Energi a S.A.	92,086	44,572	43,468	2,583
Caiuá Transmissora de Energi a S.A.	223,527	91,349	78,290	4,102
Mata de Santa Genebra S.A	102,176	52,198	61,493	-2,301
Domi nó Hol dings S.A.	470,097	459,866	-	83,093
Gua raciaba Transmissora de Energi a (TP Sul ) S.A.	751,894	297,917	458,024	32,207
Integra ção Maranhens e Transmissora de Energi a S.A.	377,605	187,421	92,381	7,228
Marumbi Transmissora de Energi a S.A.	128,894	46,172	87,434	11,639
Matrinchã Transmissora de Energi a (TP Norte) S.A.	1,551,898	531,492	813,467	62,352
Paranaíba Transmissora de Energi a S.A.	654,665	278,810	285,982	12,950
Transmissora Sul Brasileira de Energi a S.A.	730,831	346,454	206,965	13,998
Cantareira Transmissora S.A	34,836	31,169	29,613	178
Vol tália São Miguel do Gos toso Participações S.A	107,025	106,981	-	2,405
Associates
Dona Franci sca Energéti ca S.A.	260,014	234,073	109,859	43,756
Foz do Chopi m Energéti ca Ltda	44,977	41,674	40,180	23,671
[1]This data was adjusted to COPEL's practices.

8.6 New Projects

Project Portfolio

COPEL holds interests in different power generation projects. When these projects go into commercial operation, they will add 340.6 MW of installed capacity to the Company's portfolio.

	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
Project	(MW)	(Average MW)	(%)
SHP	206.2	114.6
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curuca ca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopi m	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
HPP São Jerôni mo	331.0	165.5	41.2
WPP	159.0	70.2
WPP Compl exo Alto Oriente	60.0	27.4	100.0
WPP Compl exo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in the State of Paraná. This project’s implementation will be based on the concession for the use of public assets in ANEEL Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which COPEL holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel Get and accepted by ANEEL in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados¹	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia¹	87.1
Total	459.3
¹ Projects pre-qualified for the 20th A-5 auction. Pending Preliminary Environmental License.

The public hearings for the Apertados and Ercilândia hydroelectric power plants were held in November 2014, thus fulfilling one of the legal requirements for the respective environmental licenses to be issued. The environmental license applications are currently being reviewed by the Environmental Institute of Paraná State. The preliminary environmental license is a condition for the technical qualification of the projects in the new energy auctions promoted by ANEEL.

Tapajós Hydroelectric Complex

COPEL entered into a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers in Brazil’s North Region, including the environmental assessment of the Tapajós River Basin and the feasibility of the Tapajós River Complex, comprising five plants with a joint installed capacity of over 12 thousand MW. The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 8,040 MW, both on the Tapajós River. On the Jamanxim River, the Company will be studying the Cachoeira do Caí, Cachoeira dos Patos and Jamanxim Hydroelectric Power Plants. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was submitted to ANEEL for examination in April 2014. The document contains a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant and will be an integral part of the documentation included in the invitation to bid for the plant’s concession. The Environmental Impact Assessments and Environmental Impact Reports (EIA/RIMA) were concluded and delivered to IBAMA (Brazilian Institute of Environment and Renewable Natural Resources) in May 2014. The Company is awaiting for the public hearings to be scheduled. At the moment, the situation of indigenous peoples is under study. Technicians from FUNAI (National Indian Foundation) are studying the possible impacts on indigenous communities.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by COPEL (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an

11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$ 78.1 million in the first phase of exploration, for the term of four years granted by the ANP. COPEL and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

COPEL’s workforce closed 2014 at 8,592 employees distributed as as shown in the graph. In 2014, COPEL reduced its number of employees by 0.6% over the same period last year. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2011	2012	2013	2014
Geração e Transmissão	1,863	1,841	1,702	1,554
Distribuição	7,034	7,169	6,375	6,071
Telecomuni cações	503	458	434	601
Holding	-	-	136	329
Participações	-	-	-	11
Renováveis	-	-	-	26
TOTAL	9,400	9,468	8,647	8,592

On December 31, 2014, Copel Distribuição had 4,326,970 customers, representing a consumer-to-employee ratio of 713. Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 160, 7 and 13 employees, respectively.

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,754.6	In operation
Hydroeletric	18	4,732.1	Transmission Lines (km)	2,204
Thermal	1	20.0	Substation (amount)	33
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	697
Hydroeletric	2	405.0	Substation (amount)	3
Copel Holding			Partnership
In operation		94.0	In operation
Wind farms	4	94.0	Transmission Lines (km)	1,442
Under construction		515.6	Substation (amount)	4
Wind farms	20	515.6	Under construction
Partnership			Transmission Lines (km)	3,775
In operation		606.0	Substation (amount)	8
Hydroeletric	5	218.7
Thermal	1	387.3
			Distribuition
Under construction		52.9
Wind farms	4	52.9	Distribution lines (km)	189,925
			Substations	361
			Installed power substations (MVA)	10,693
Telecommunication
			Municipalities served	395
Optical cables backbone network (km)		9,621	Locations served	1,113
Optical cables access network (km)		17,728	Captive customers	4,326,970
Cities served in Parana State		399	Customers by distribution employee	713
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	14.01
Customers		21,761	FEC (number of outages)	9.10

Administration

Total employees		8,592
Copel Geração e Transmissão		1,554	Copel Participações	11
Copel Distribuição		6,071	Copel Renováveis	26
Copel Telecomunicações		601	Copel Holding	329

9.3 4Q14 Results Conference Call

Information about 4Q14 Results Conference Call:

> Monday, Mar 23, 2015, at 3:00 p.m. (Brasília time)
> Telephone: (+1 516) 300 1066
> Code: COPEL

A live webcast of the conference call will be available at: www.copel.com/ir Please connect 15 minutes before the call.

Investor Relations – COPEL
ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I – Consolidated Cash Flow Statement

		R$000
Consolidated Cash Flow	2014	2013
Cash flow from operating activities
Net income for the period	1,335,615	1,101,435
Adjustments to reconcile net income with the cash provided by operating activities	1,794,726	1,431,541
Depreciation	374,157	366,016
Amo rti za tion	255,786	237,186
Unrealized moneta ry and exchange variations, net	322,768	27,600
Remuneration of accounts receivable related to the concession	(58,782)	(33,974)
Sectora l assets and liabilities result	(1,033,866)	-
Equity in earnings of subsidiaries	(159,955)	(113,606)
Income Ta x and Social Contri bution	747,869	554,520
Deferred Income Ta x and Social Contribution	(225,853)	(149,451)
Provision for doubtful accounts	53,193	47,458
Provision for losses on consorti ums	13,003	-
Provision for ta x cre dit losses	6,394	274
Reversal of provision for losses from devaluation of investme nts	(6,981)	(7,887)
Provision for impairme nt of assets	807,281	-
Provision (revers al) for lega l claims	323,811	154,178
Provisions for post employme nt benefits	220,500	195,673
Provision for research and developme nt and energy effi ciency	115,368	79,961
Wri te off of inta ngible assets related to concession - goodwi ll	23,884	45,795
Wri te off of property, plant, and equipme nt	5,670	9,794
Wri te off of inta ngible assets	10,479	18,004
Decrese (increase) in assets	(486,404)	239,484
Increase (reduction) of liabilities	(1,552,565)	(1,434,849)
Net cash generated by operating activities	1,091,372	1,337,611
Cash flow from investing activities
Bonds and securities	(103,603)	279,406
Additions - net effect of acquired ca sh	149,760	(65,519)
Additions in investme nts	(628,621)	(519,315)
Additions to property, plant, and equipme nt	(895,335)	(420,227)
Additions to inta ngible	(1,254,570)	(1,299,073)
Custome r contri butions	168,933	160,614
Net cash generated (used) by investing activities	(2,563,436)	(1,864,114)
Cash flow from financing activities
Loans and financing obta ined	221,556	1,239,126
Debentures Issued	1,383,378	203,000
Amorti za tion of principal amounts of loans and financing	(425,554)	(31,508)
Amorti za tion of principal amounts of debentures	(40,608)	(10,152)
Di vidends and interest on own ca pita l paid	(668,969)	(591,548)
Net cash used by financing activities	469,803	808,918
Increase (decrease) in cash and cash equivalents	(1,002,261)	282,415
Ca sh and ca sh equiva lents at the beginning of the year	1,741,632	1,459,217
Ca sh and ca sh equiva lents at the end of the year	740,131	1,741,632

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

R$'000
Income Statement	4Q14 (1)	3Q14 (2)	4Q13 (3)	Var.% (1/3)	2014 (4)	2013 (5)	Var.% (4/5)
OPERATING REVENUES	654,245	641,141	699,486	(6.5)	2,948,677	2,720,589	8.4
El ectri ci ty s al es to fi nal cus tome rs	133,881	148,118	118,738	12.8	513,239	460,845	11.4
El ectri ci ty s al es to di stri butors	414,527	373,702	451,583	(8.2)	1,986,217	1,926,037	3.1
Us e of the ma in di s tri bution and tra nsmi s s ion gri d	53,181	57,137	39,161	35.8	197,563	151,875	30.1
Cons truction revenue	39,446	49,765	77,873	(49.3)	206,150	136,536	51.0
Other opera ti ng revenues	13,210	12,419	12,132	8.9	45,508	45,296	0.5
Operating costs and expenses	(1,451,450)	(530,181)	(450,854)	221.9	(2,728,708)	(1,500,851)	81.8
El ectri ci ty purchas ed for res al e	(192,048)	(175,614)	(26,484)	625.2	(417,334)	(118,173)	253.2
Us e of ma in dis tri buti on and tra ns mi s s ion gri d	(58,734)	(58,842)	(51,740)	13.5	(223,274)	(204,214)	9.3
Pers onnel and ma nagement	(80,789)	(49,497)	(93,7340	(13.8)	(227,530)	(270,657)	(15.9)
Pens i on and heal thca re plans	(14,825)	(12,427)	(11,453)	29.4	(52,304)	(47,478)	10.2
Ma teri al s and s uppli es	(4,0000	(4,364)	(5,240)	(23.7)	(16,321)	(15,929)	2.5
Ma teri al s and s uppli es for powe r el etri ci ty	(7,199)	(6,521)	(6,246)	15.3	(23,090)	(24,056)	(4.0)
Thi rd-pa rty s ervi ce s	(29,054)	(26,459)	(35,835)	(18.9)	(110,090)	(107,065)	2.8
Depreci ation and amorti zati on	(78,132)	(72,077)	(82,754)	(5.6)	(296,127)	(293,280)	1.0
Provi s i ons and revers al s	(892,328)	(29,629)	(32,603)	-	(978,890)	(104,127)	840.1
Cons truction cos t	(46,601)	(49,498)	(84,075)	(44.6)	(213,042)	(148,670)	43.3
Other cos t and expens es	(47,740)	(45,253)	(20,691)	130.7	(170,706)	(167,202)	2.1
EQUITY IN EARNINGS OF SUBSIDIARIES	110,549	65,515	(961)	-	350,412	33,744	938.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(686,656)	176,475	247,671	-	570,381	1,253,482	(54.5)
FINANCIAL RESULTS	21,320	36,819	26,765	(20.3)	129,999	109,507	18.7
Fi nanci al i ncome	29,569	44,903	36,126	(18.2)	165,268	147,141	12.3
Fi nanci al expens e s	(8,249)	(8,084)	(9,361)	(11.9)	(35,269)	(37,634)	(6.3)
OPERATIONAL EXPENSES/ INCOME	(665,336)	213,294	274,436	-	700,380	1,362,989	(48.6)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	360,918	(47,807)	(7,237)	-	(17,994)	(362,100)	(95.0)
Income tax and s oci al contri bution on profi t	30,902	(79,461)	(31,682)	-	(456,686)	(502,241)	(9.1)
Deferred income tax and s oci al contri bution on profi t	330,016	31,654	24,445	-	438,692	140,141	213.0
NET INCOME (LOSS)	(304,418)	165,487	267,199	-	682,386	1,000,889	(31.8)
EBITDA	(608,524)	248,552	330,426	-	866,508	1,546,762	(44.0)

Income Statement – Copel Distribuição

							R$'000
Income Statement	4Q14 (1)	3Q14 (2)	4Q13 (3)	Var.% (1/3)	2014 (4)	2013 (5)	Var.% (4/5
NET OPERATING REVENUES	3,019,618	2,069,990	1,638,279	84.3	8,347,036	5,961,575	40.0
El ectrici ty s al es to fi nal cus tomers	1,165,629	1,081,858	788,668	47.8	3,860,461	2,885,997	33.8
El ectrici ty s al es to dis tri butors	92,332	137,882	25,875	256.8	297,652	100,055	197.5
Us e of the main di stri bution and trans mis si on grid	554,408	548,288	517,049	7.2	2,113,863	1,947,306	8.6
Cons tructi on revenue	237,644	268,820	278,207	(14.6)	991,356	898,606	10.3
Sectora l as s ets and liabil iti es res ul t	1,033,866	-	-	-	1,033,866	-	-
Other operati ng revenues	(64,261)	33,142	28,480	-	49,838	129,611	(61.5)
OPERATING COSTS AND EXPENSES	(2,107,629)	(1,967,265)	(1,867,410)	12.9	(7,757,776)	(6,304,797)	23.0
El ectrici ty purcha s ed for res al e	(1,458,751)	(1,179,253)	(1,039,266)	40.4	(4,904,034)	(3,518,865)	39.4
Us e of mai n dis tri buti on and trans mi ss ion grid	88,646	(119,874)	(85,283)	-	(209,066)	(249,465)	(16.2)
Pers onnel and management	(237,971)	(131,225)	(252,972)	(5.9)	(633,236)	(723,7340	(12.5)
Pens ion and healthca re pl ans	(36,569)	(29,898)	(28,730)	27.3	(126,961)	(118,211)	7.4
Ma teri al s a nd s upplies	(13,173)	(13,805)	(12,694)	3.8	(53,918)	(50,531)	6.7
Thi rd-party s ervi ces	(84,448)	(71,971)	(67,1860	25.7	(289,717)	(292,644)	(1.0
Depreci ati on a nd amorti zation	(56,661)	(55,488)	(53,651)	5.6	(221,401)	(205,110)	7.9
Provi si ons and revers al s	(16,267)	(80,1960)	(15,768)	3.2	(185,207)	(118,233)	56.6
Cons tructi on cost	(237,644)	(268,820)	(278,207)	(14.6)	(991,356)	(898,606)	10.3
Other cos t and expens es	(54,791)	(16,735)	(33,6530	62.8	(142,880)	(129,398)	10.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	911,989	102,725	(229,131)	-	589,260	(343,222)	-
FINANCIAL RESULTS	23,283	(24,745)	47,772	(51.3)	81,693	228,938	(64.3)
Fi nanci al i ncome	78,100	16,283	115,121	(32.2)	261,150	452,565	(42.3)
Fi nanci al expens es	(54,817)	(41,028)	(67,349)	(18.60	(179,457)	(223,627)	(19.8)
OPERATIONAL EXPENSES/ INCOME	935,272	77,980	(181,359)	-	670,953	(114,284)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(319,846)	(26,645)	60,212	-	(233,089)	35,775	-
Income tax and s oci al contri bution on profi t	2,337	(2,337)	45,335	(94.85)	-	-	-
Deferred i ncome tax and soci al contri buti on on profi t	(322,183)	(24,308)	14,877	-	(233,089)	35,775	-
NET INCOME (LOSS)	615,426	51,335	(121,147)	-	437,864	(78,509)	-
EBITDA	968,650	158,213	(175,4800	(652.0)	810,661	(138,112)	-

Income Statement– Copel Telecomunicações

							R$'000
Income Statement	4Q14 (1)	3Q14 (2)	4Q13 (3)	Var.% (1/3)	2014 (4)	2013 (5)	Var % (4/5)
NET OPERATING REVENUES	61,482	54,139	48,133	27.7	213,163	187,792	13.5
Revenues from telecommuni cations	48,147	52,641	46,645	3.2	195,224	181,210	7.7
Other operating revenues	13,335	1,498	1,488	796.0	17,939	6,582	172.5
OPERATING COSTS AND EXPENSES	(48,007)	(32,091)	(38,460)	24.8	(137,404)	(127,264)	8.0
Personnel and ma nagement	(27,797)	(12,622)	(20,252)	37.3	(62,069)	(57,703)	7.6
Pension and hea lthcare pl ans	(2,537)	(2,054)	(1,863)	36.2	(8,507)	(7,738)	9.9
Materials and supplies	(557)	(411)	(264)	110.9	(1,551)	(1,312)	18.2
Third-pa rty s ervi ces	(6,164)	(5,795)	(5,012)	23.0	(21,530)	(18,437)	16.8
Deprecia tion and a mortiza tion	(7,220)	(7,145)	(6,712)	7.6	(28,277)	(27,968)	1.1
Provi sions a nd reversals	(496)	(808)	(1,861)	(73.3)	(3,036)	(3,920)	(22.6)
Other cost and expenses	(3,236)	(3,256)	(2,496)	29.7	(12,434)	(10,186)	22.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	13,475	22,048	9,673	39.3	75,759	60,528	25.2
FINANCIAL RESULTS	211	724	459	(54.1)	2,922	3,078	(5
Income tax and soci al contribution on profit	1,230	1,110	1,610	(23.60	4,508	5,324	(15)
Deferred income tax and social contri bution on profit	(1,019)	(386)	(1,151)	(11.5)	(1,586)	(2,246)	(29
OPERATIONAL EXPENSES / INCOME	13,686	22,772	10,132	35.1	78,681	63,606	23.7
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	1,902	(7,671)	2,107	(9.7)	(20,097)	(15,874)	26.6
Income tax and soci al contribution on profit	570	(8,520)	3,230	(82.4)	(22,350)	(14,661)	52.4
Deferred income tax and social contri bution on profit	1,332	849	(1,123)	-	2,253	(1,213)	-
NET INCOME (LOSS)	15,588	15,101	12,239	27.4	58,584	47,732	22.7
EBITDA	20,695	29,193	16,385	26.3	104,036	88,496	17.6

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
	GERAÇÃO E					UEG
Assets - Dec/14		DISTRIBUIÇÃO	TELECOM	COMPAGAS	ELEJOR		OTHER ¹	HOL	ELIMINATIONS	CONSOLIDATED
	TRANSMISSÃO					ARAUCÁRIA
CURRENT	1,026,296	2,638,378	64,482	323,872	51,471	815,529	278,806	607,025	(587,683)	5,218,176
Ca s h a n d ca s h e q ui va l e n ts	155,865	160,417	5,820	99,424	28,732	2,962	252,049	34,862	-	740,131
Bo n d s a n d s e cu ri ti e s	117,593	3	-	-	-	341,367	-	152	-	459,115
Co l l a te ra l s a n d e s cro w a cco un ts	2,200	38	-	1,695	-	-	9,564	-	-	13,497
Cu s to me rs	262,164	1,387,792	33,295	182,491	20,885	470,268	7,989	-	(186,068)	2,178,816
D i vi d e n ds re ce i va b l e	34,850	-	-	-	-	-	5,873	383,866	(398,257)	26,332
CRC tra n s fe rre d to th e Sta te Go ve rn me n t o f Pa ra n á	-	-	-	-	-	-	-	94,579	-	94,579
Se cto ra l fi n a n ci a l a s s e ts	-	609,298	-	-	-	-	-	-	-	609,298
Accou n t re ce i va bl e re l a te d to co n ce s s i o n	7,430	-	-	-	-	-	-	-	-	7,430
Accou n ts re ce i va bl e re l a te d to th e co n ce s s i o n e xte n s i o n	301,046	-	-	-	-	-	-	-	-	301,046
Oth e r cu rre n t re ce i va b l e s	94,545	302,782	3,494	359	1,740	932	193	12,695	(922)	415,818
In ve n to ri e s	29,389	101,399	17,684	2,150	-	-	-	-	-	150,622
In co me ta x a nd s o ci a l co n tri b uti o n	239	18,814	667	3,950	-	-	2,492	78,912	-	105,074
Oth e r cu rre n t re co ve ra b l e ta xe s	17,629	41,642	3,464	33,541	-	-	9	-	-	96,285
Pre p a i d e xp e n s e s	3,346	16,193	58	262	114	-	126	34	-	20,133
Re l a te d p a rti e s	-	-	-	-	-	-	511	1,925	(2,436)	-
NON-CURRENT	8,740,125	6,385,321	525,065	310,349	668,150	421,309	1,337,236	15,027,703	(13,015,292)	20,399,966
Long Term Assets	1,083,981	5,169,397	65,448	40,343	28,705	229	13,966	1,944,523	(85,120)	8,261,472
Bo n d s a n d s e cu ri ti e s	130,137	2,073	-	-	-	-	-	-	-	132,210
Co l l a te ra l s a n d e s cro w a cco u n ts	-	56,956	-	-	-	-	-	-	-	56,956
Cu s to me rs	3,795	41,859	30,042	-	-	-	-	-	-	75,696
CRC tra n s fe rre d to th e Sta te Go ve rn me n t o f Pa ra n á	-	-	-	-	-	-	-	1,249,529	-	1,249,529
Ju di ci a l d e po s i ts	52,859	398,877	5,499	4,779	31	229	43	273,936	-	736,253
Se cto ra l fi n a n ci a l a s s e ts	-	431,846	-	-	-	-	-	-	-	431,846
Accou n t re ce i va b l e re l a te d to co n ce s s i o n	623,590	3,792,476	-	1,920	-	-	-	-	-	4,417,987
Accou n ts re ce i va bl e re l a te d to th e co n ce s s i o n e xte n s i o n	160,218	-	-	-	-	-	-	-	-	160,217
Oth e r re ce i va b l e s	62,427	18,899	-	3,695	-	-	-	303	-	85,324
In co me ta x a nd s o ci a l co n tri b uti o n	545	13,875	-	-	-	-	-	114,195	-	128,615
Oth e r re co ve ra b l e ta xe s	-	360,050	23,885	15,211	28,674	-	-	98,226	-	526,046
D e fe rre d i nco me ta x a nd s o ci a l co n tri b uti o n	50,410	52,486	6,022	14,563	-	-	-	-	-	123,481
Re ce i va b l e s fro m s ub s i di a ri e s	-	-	-	175	-	-	-	-	-	175
Pre p a i d Exp e n s e s	-	-	-	-	-	-	13,923	208,334	(85,120)	137,137
Investments	1,569,251	1,374	-	-	-	-	363,624	13,079,795	(13,353,894)	1,660,150
Property, Plant and Equipment, net	6,030,574	-	443,690	-	449,936	420,948	958,717	323	-	8,304,188
Intangible Assets	56,319	1,214,550	15,927	270,006	189,509	132	929	3,062	423,722	2,174,156
TOTAL	9,766,421	9,023,699	589,547	634,221	719,621	1,236,838	1,616,042	15,634,728	(13,602,975)	25,618,142
¹ Wi n d Fa rms , Co p e l Re n o vá ve i s a n d Co p e l Pa rti ci p a çõ e s

										R$000
	GERAÇÃO E					UEG
Assets - Dec/13		DISTRIBUIÇÃO	TELECOM	COMPAGAS	ELEJOR		OTHER ¹	HOL	ELIMINATIONS	CONSOLIDATED
	TRANSMISSÃO					ARAUCÁRIA
CURRENT	2,252,612	2,142,655	62,466	84,017	68,535	270,546	164,111	523,780	(888,432)	4,680,284
Ca s h a nd ca sh e qui va l ents	1,211,316	247,045	10,481	34,427	47,584	21,843	158,528	10,410	-	1,741,632
Bo nds a nd s e cu ri ti e s	149,480	377	-	-	652	238,527	-	186	-	389,222
Co l l a te ra l s a nd e s cro w a cco unts	-	1,072	-	904	-	-	(1)	-	-	1,976
Cu s to me rs	291,841	1,005,703	27,983	37,804	19,350	-	-	-	(45,053)	1,337,628
Di vi de nds re ce i va bl e	2,578	-	-	-	-	-	0	381,371	(374,449)	9,500
CRC tra ns fe rre d to th e Sta te Go ve rn me nt of Pa ra ná	-	-	-	-	-	-	-	85,448	-	85,448
Acco unt re ce i va bl e re l a te d to co nce s s i on	4,396	-	-	-	-	-	-	-	-	4,396
Acco unts re ce i va bl e re l a te d to th e co nce s s i on e xte ns i on	352,161	-	-	-	-	-	-	-	-	352,161
Oth e r cu rre nt re ce i va bl e s	195,469	180,963	2,799	445	864	6,998	5,096	3,869	(614)	395,890
Inve nto ri e s	31,298	96,866	10,046	1,068	-	-	1	-	-	139,278
Inco me ta x a nd s oci a l co ntri buti on	219	77,288	6,936	3,319	-	2,871	31	42,494	-	133,158
Oth e r cu rre nt re co ve ra bl e ta xe s	11,430	48,609	3,869	5,790	-	306	9	-	-	70,013
Pre pa i d e xp e ns e s	2,425	16,414	352	260	84	-	447	-	-	19,982
Re ce i va bl e s fro m s ubs i di a ri e s	-	468,317	-	-	-	-	-	-	(468,317)	-
NON-CURRENT	8,392,145	5,617,910	418,386	224,006	697,627	437,543	140,340	13,948,605	(11,445,402)	18,431,161
Long Term Assets	948,289	4,352,625	37,186	14,042	29,071	14,684	201	1,892,958	(64,815)	7,224,241
Bo nds a nd s e cu ri ti e s	66,265	54,271	-	-	-	-	(1)	-	-	120,536
Co l l a te ra l s a nd e s cro w a cco unts	-	45,371	-	-	-	-	-	-	-	45,371
Cu s to me rs	5,692	115,020	11,974	-	-	-	-	-	-	132,686
CRC tra ns fe rre d to th e Sta te Go ve rn me nt of Pa ra ná	-	-	-	-	-	-	-	1,295,106	-	1,295,106
Ju di ci a l de pos i ts	41,815	356,393	4,289	341	43	229	0	272,115	-	675,225
Acco unt re ce i va bl e re l a te d to co nce s s i on	408,473	3,075,795	-	-	-	-	1	-	-	3,484,268
Acco unts re ce i va bl e re l a te d to th e co nce s s i on e xte ns i on	365,645	-	-	-	-	-	-	-	-	365,645
Oth e r re ce i va bl e s	5,132	10,799	-	13,504	-	-	-	-	-	29,435
Inco me ta x a nd s oci a l co ntri buti on	520	12,967	-	-	-	14,455	(1)	169,717	-	197,659
Oth e r re co ve ra bl e ta xe s	54,747	64,752	4,999	-	-	-	0	-	-	124,498
De fe rre d i nco me ta x a nd s oci a l co ntri buti on	-	617,257	15,923	-	29,028	-	(1)	91,205	-	753,413
Ad va nce s to s uppl i e rs	-	-	-	197	-	-	203	-	-	399
Re ce i va bl e s fro m s ubs i di a ri e s	-	-	-	-	-	-	-	64,815	(64,815)	-
Investments	807,190	4,012	-	-	-	-	1	12,055,619	(11,678,894)	1,187,927
Property, Plant and Equipment, net	6,588,165	-	365,977	-	467,491	422,692	139,277	29	-	7,983,632
Intangible Assets	48,501	1,261,273	15,223	209,964	201,065	167	861	-	298,307	2,035,361
TOTAL	10,644,757	7,760,564	480,852	308,023	766,163	708,088	304,451	14,472,385	(12,333,834)	23,111,445
¹ Wi nd Fa rms , Co pe l Re nová ve i s a nd Co pe l Pa rti ci pa çõ e s

										R$'000
Liabilities -Dec/14	GERA ÇÃ O E	DISTRIB UIÇÃ O	TELECOM	COM P A GAS	ELEJOR	UEG	OTHER ¹	HOL	ELIM INA TIONS	CONSOLIDA TED
	TRA NSM ISSÃ O					A RA UCÁ RIA
CURRENT	991,913	1,908,606	85,705	286,277	124,950	275,907	587,559	394,003	(599,527)	4,055,393
Socia l cha rges a nd a ccrual s	50,688	160,423	20,189	6,044	223	157	2,101	12,793	-	252,618
As s ocia ted compa nies a nd pa rent compa ny	-	-	-	-	-	-	13,684	-	(13,684)	-
Suppl i ers	312,340	843,512	19,733	252,541	21,429	147,332	175,221	2,087	(186,990)	1,587,205
Income Tax a nd Socia l Contri bution paya bl e	221,609	-	-	-	117	85,254	459	2,442	-	309,881
Othe r ta xes	31,688	77,572	6,682	3,915	1,632	9,198	1,045	5,597	-	137,329
Loans a nd fina nci ng	86,750	405,235	5,737	-	-	-	20,747	349,753	(596)	867,626
De bentures	-	20,088	-	5,134	40,490	-	350,332	15,447	-	431,491
Di vi de nds pa ya bl e	202,617	124,791	31,300	15,545	4,556	31,335	3,980	3,824	(398,257)	19,691
Post empl oyment benefi ts	9,538	26,548	1,313	-	-	-	5	-	-	37,404
Cus tomer cha rges due	6,791	16,442	-	-	-	-	-	-	-	23,233
Re s ea rch a nd devel opment a nd energy effi ci ency	40,210	129,293	-	-	3,992	2,477	-	-	-	175,972
Pa ya bles rela ted to conces si on - Use of Publ i c Property	3,508	-	-	-	51,447	-	-	-	-	54,955
Othe r a ccounts pa ya bl e	26,174	104,702	751	3,098	1,064	154	19,985	2,060	-	157,988
NON-CURRENT	2,289,930	2,785,518	86,685	69,918	509,855	8,857	429,346	1,910,036	(210,176)	7,879,969
As s ocia ted compa nies a nd pa rent compa ny	-	-	-	-	-	-	139,575	-	(139,575)	-
Suppl i ers	14,249	3,376	-	-	-	-	-	-	-	17,625
Ta x li a bi l i ti es	12,331	-	-	-	-	-	2,887	-	-	15,218
Deferred i ncome ta x a nd soci a l contri buti on	18,635	63,952	3,673	-	-	-	49	820	-	87,129
Loans a nd fina nci ng	1,233,946	517,804	27,431	-	-	-	284,081	608,663	(70,601)	2,601,324
De bentures	-	998,949	-	48,420	111,550	-	-	995,038	-	2,153,957
Post-empl oyment benefi ts	218,812	576,575	50,277	4,844	-	-	2,510	8,196	-	861,214
Re s ea rch a nd devel opment a nd energy effi ci ency	49,152	101,783	-	-	-	8,857	-	-	-	159,792
Pa ya bles rela ted to the conces si on - Use of Publ i c Property	38,868	-	-	-	397,904	-	-	-	-	436,772
Othe r paya bles	62	-	-	-	-	-	244	-	-	306
Ta x, s ocia l s ecuri ty, la bor a nd ci vi l provi s i ons	703,875	523,079	5,304	16,654	401	-	-	297,319	-	1,546,632
EQUITY	6,484,578	4,329,575	417,157	278,026	84,816	952,074	599,138	13,330,689	(12,793,273)	13,682,780
Ca pi ta l	3,505,994	2,624,841	240,398	135,943	35,503	707,440	599,431	6,910,000	(7,849,550)	6,910,000
Adva nce for Future Ca pi ta l Increas e	-	603,000	36,100.00	-	-	-	8,000.00	-	(647,100)	-
Equi ty va l uation a djus tments	1,104,327	(108,279)	(16,876)	(1,548)	256	-	(2,016)	976,964	(975,864)	976,964
Lega l Re s erves	331,298	157,187	12,022	21,238	5,500	23,299	1,331	685,147	(551,875)	685,147
Re ta i ned earni gs	1,324,415	1,052,826	145,513	122,393	43,557	177,670	18,270	4,516,825	(2,884,644)	4,516,825
Additi ona l propos ed di vi dends	218,544	-	-	-	-	43,665	-	241,753	(262,209)	241,753
Accrue d ea rni ngs (l os s es )	-	-	-	-	-	-	(25,878)	-	25,878	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	352,091	352,091
TOTAL	9,766,421	9,023,699	589,547	634,221	719,621	1,236,838	1,616,043	15,634,728	(13,602,976)	25,618,142
¹ Wi nd Fa rms , Copel Re novávei s a nd Copel Pa rtici pa ções

										R$'000
Liabilities - Dec/13	GERAÇÃ O E	DISTRIBUIÇÃO	TELECOM	COM P A GA S	ELEJOR	UEG	OTHER ¹	HOL	ELIM INA TIONS	CONSOLIDATED
	TRA NSM ISSÃ O					A RA UCÁRIA
CURRENT	1,154,122	1,545,216	56,341	66,935	153,230	6,334	172,054	1,084,237	(890,586)	3,347,885
So ci a l ch a rge s a n d a ccru a l s	59,541	155,337	14,105	5,214	218	122	202	4,946	-	239,685
As s o ci a te d co mp a n i e s a n d p a re n t co mp a n y	-	-	-	-	-	-	-	468,317	(468,317)	-
Su p p l i e rs	274,554	771,815	8,120	52,881	1,546	5,149	20,519	3,211	(45,556)	1,092,239
In co me Ta x a n d So ci a l Co n tri b u ti o n p a ya b l e	282,607	-	-	-	15,013	-	(1)	-	-	297,620
Oth e r ta xe s	62,915	200,767	5,467	2,227	1,601	1,056	1,327	25,481	(110)	300,731
Lo a n s a n d fi n a n ci n g	67,736	173,482	5,241	-	-	-	149,999	562,801	(2,154)	957,106
D e b e n tu re s	-	16,972	-	-	40,490	-	-	-	-	57,462
Mi n i mu m co mp u l s a ry d i vi d e n d p a ya b l e	-	-	-	-	-	-	-	-	-	-
D i vi d e n d s p a ya b l e	321,902	-	21,585	5,598	41,025	-	5	3,047	(374,449)	18,713
Po s t e mp l o yme n t b e n e fi ts	7,886	21,043	1,047	-	-	-	5	2	-	29,983
Cu s to me r ch a rge s d u e	26,920	11,074	-	-	-	-	-	-	-	37,994
Re s e a rch a n d d e ve l o p me n t a n d e n e rgy e ffi ci e n cy	17,284	107,744	-	-	2,832	-	-	-	-	127,860
Pa ya b l e s re l a te d to co n ce s s i o n - Us e o f Pu b l i c Pro p e rty	1,795	-	-	-	49,686	-	-	-	-	51,481
Oth e r p a ya b l e s	30,981	86,983	775	1,015	818	7	(1)	16,432	-	137,011
NON-CURRENT	2,693,817	2,848,663	71,572	5,461	540,914	-	65,229	736,808	(127,656)	6,834,808
As s o ci a te d co mp a n i e s a n d p a re n t co mp a n y	-	-	-	-	-	-	64,995	-	(64,995)	-
Su p p l i e rs	22,187	27,934	-	-	-	-	-	-	-	50,121
Ta x l i a b i l i ti e s	15,153	50,354	2,855	-	-	-	-	40	-	68,402
D e fe rre d i n co me ta x a n d s o ci a l co n tri b u ti o n	418,426	-	-	2,075	-	-	1	-	-	420,501
Lo a n s a n d fi n a n ci n g	1,303,009	635,956	33,622	-	-	-	1	456,752	(62,661)	2,366,678
D e b e n tu re s	-	998,417	-	-	152,066	-	(1)	-	-	1,150,483
Po s t-e mp l o yme n t b e n e fi ts	292,968	608,391	31,222	2,499	-	-	-	2,169	-	937,249
Re s e a rch a n d d e ve l o p me n t a n d e n e rgy e ffi ci e n cy	55,599	99,122	-	-	-	-	-	-	-	154,721
Pa ya b l e s re l a te d to th e co n ce s s i o n - Us e o f Pu b l i c Pro p e rty	31,746	-	-	-	388,547	-	-	-	-	420,293
Oth e r p a ya b l e s	-	-	-	-	-	-	233	-	-	233
Ta x, s o ci a l s e cu ri ty, l a b o r a n d ci vi l p ro vi s i o n s	554,731	428,488	3,873	888	300	-	-	277,847	-	1,266,127
EQUITY	6,796,816	3,366,685	352,939	235,626	72,020	701,754	67,167	12,651,340	(11,315,594)	12,928,752
Ca p i ta l	3,505,994	2,624,841	240,398	135,943	35,503	707,440	70,739	6,910,000	(7,320,857)	6,910,000
Eq u i ty va l u a ti o n a d ju s tme n ts	1,139,584	(155,096)	(5,795)	-	2,088	-	-	983,159	(980,781)	983,159
Le ga l Re s e rve s	297,179	135,294	9,093	18,220	4,541	-	8	624,849	(464,336)	624,849
Re ta i n e d e a rn i gs	1,700,880	761,646	109,243	81,463	29,887	-	178	3,897,833	(2,683,296)	3,897,833
Ad d i ti o n a l p ro p o s e d d i vi d e n d s	153,180	-	-	-	-	-	-	235,498	(153,180)	235,498
Accrue d e a rn i n gs (l o s s e s )	-	-	-	-	-	(5,686)	(3,757)	-	9,444	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	277,413	277,413
TOTAL	10,644,755	7,760,564	480,853	308,021	766,164	708,087	304,450	14,472,385	(12,333,837)	23,111,445
¹ Wi n d Fa rms , Co p e l Re n o vá ve i s a n d Co p e l Pa rti ci p a çõ e s

Income Statement by Company

										R$'000
	GERAÇÃO E
In co me Sta te me nt 2014		DISTRIBUIÇÃO	TELECOM	COMPAGAS	ELEJOR	UEGA	OUTRAS ¹	HOL	ELIMINATIONS	CONSOLIDATED
	TRANSMISSÃO
NET OPERATING INCOME	2,948,677	8,347,036	213,163	1,748,045	241,205	2,134,822	19,301	-	(1,733,732)	13,918,517
El e ctri ci ty s a l e s to fi n a l cu s to me rs	513,239	3,860,461	-	-	-	-	-	-	(2,547)	4,371,153
El e ctri ci ty s a l e s to di s tri bu to rs	1,986,217	297,652	-	-	241,204	2,129,536	19,298	-	(303,115)	4,370,792
Us e o f th e ma i n di s tri b uti o n a nd tra ns mi s s i o n gri d (TUSD/ TUST)	197,563	2,113,863	-	-	-	-	-	-	(73,956)	2,237,470
Co n s tru cti on re ve n u e	206,150	991,356	-	81,504	-	-	-	-	-	1,279,010
Te l e co mmuni ca ti on s	-	-	195,224	-	-	-	-	-	(29,763)	165,461
D i s tri bu ti o n o f p i pe d ga s	-	-	-	1,664,586	-	-	-	-	(1,273,301)	391,285
Se cto ra l a s s e ts a n d l i a bi l i ti e s re s ul t	-	1,033,866	-	-	-	-	-	-	-	1,033,866
Oth e r o p e ra ti ng re ve n u e s	45,508	49,838	17,939	1,955	1	5,286	3	-	(51,050)	69,480
OPERATING COSTS AND EXPENSES	(2,728,708	(7,757,776)	(137,404)	(1,664,860)	(134,835)	(1,514,198	(24,424	(140,208)	1,733,855	(12,368,558)
En e rgy p u rch a s e d fo r re s a l e	(417,334)	(4,904,034)	-	-	(79,553)	-	-	-	303,202	(5,097,719)
Ch a rge s of th e ma i n di s tri b uti on a n d tra n s mi s s i on gri d	(223,274)	(209,066)	-	-	(7,3900	(16,409	(53	-	71,346	(384,846)
Pe rs o nn e l a nd ma n a ge me n t	(227,530)	(633,236)	(62,069)	(25,892)	(2,648)	(1,763	(11,320	(88,353)	-	(1,052,811)
Pri va te p e n s i on a n d he a l th pl a n s	(52,304)	(126,961)	(8,507)	(2,093)	-	(123	(975	(10,579)	-	(201,542)
Ma te ri a l s	(16,321)	(53,918)	(1,5510	(1,4100	(161)	(160	(444	(470)	-	(74,435)
Ra w ma te ri a l a n d s u ppl i e s - e n e rgy p ro d ucti o n	(23,0900	-	-	-	-	(1,401,057	-	-	1,273,299	(150,848)
Na tu ra l ga s a nd s up pl i e s fo r ga s b us i ne s s	-	-	-	(1,469,842)	-	-	-	-	-	(1,469,842)
Th i rd -p a rty s e rvi ce s	(110,090)	(289,717)	(21,530)	(19,3740	(8,243)	(50,098	(3,116	(6,591)	84,295	(424,464)
D e p re ci a ti on a nd a mo rti za ti o n	(296,127)	(221,401)	(28,277)	(16,9210	(26,828)	(34,467	(5,167	(755)	-	(629,943)
Pro vi s i ons a nd re ve rs a l s	(978,8900	(185,207)	(3,036)	(15,8640	(101)	-	-	(20,5840	-	(1,203,682)
Co n s tru cti on co s t	(213,0420	(991,356)	-	(81,504)	-	-	-	-	-	(1,285,902)
Oth e r o p e ra ti ng co s ts a nd e xp e n s e s	(170,706)	(142,880)	(12,434)	(31,9600	(9,911)	(10,121	(3,349	(12,876)	1,713	(392,524)
EQUITY IN EARNINGS OF SUBSIDIARIES	350,412	-	-	-	-	-	5,613	1,410,276	(1,606,346)	159,955
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	570,381	589,260	75,759	83,185	106,370	620,624	490	1,270,068	(1,606,223)	1,709,914
FINANCIAL RESULTS	129,999	81,693	2,922	1,832	(77,506)	28,648	11,808	(31,554)	(125)	147,717
In co me ta x a n d s o ci a l co ntri b uti on o n pro fi t	165,268	261,150	4,508	7,008	3,608	34,062	17,873	202,208	(1,790)	693,895
D e fe rre d i n co me ta x a nd s oci a l co ntri b u ti on o n pro fi t	(35,269	(179,457)	(1,586)	(5,176)	(81,114)	(5,414	(6,065	(233,762)	1,665	(546,178
EARNINGS BEFORE INCOME TAXES	700,380	670,953	78,681	85,017	28,864	649,272	12,298	1,238,514	(1,606,348)	1,857,631
Op e ra ti o na l Pro fi t	(456,686)	-	(22,350)	(41,140)	(8,380)	(177,617	(3,438	(38,258)	-	(747,869)
D e fe rre d i n co me ta x a nd s oci a l co ntri b uti on	438,692	(233,089)	2,253	16,489	(1,299)	-	(2,887	5,694	-	225,853
NET INCOME	682,386	437,864	58,584	60,366	19,185	471,655	5,973	1,205,950	(1,606,348)	1,335,615
Attri b ute d to co ntro l l i n g s ha re h ol de rs	682,386	437,864	58,584	30,787	13,429	377,325	5,973	1,205,950	-	1,205,950
Attri b ute d to no n-co ntro l l i n g i nte re s t	-	-	-	29,579	5,756	94,330	-	-	-	129,665
EBITDA	866,508	810,661	104,036	100,106	133,198	655,091	5,657	1,270,823	(1,606,223)	2,339,857
¹ Wi nd Fa rms , Co p e l Re n o vá ve i s a n d Co pe l Pa rti ci pa çõ e s

										R$'000
	GERAÇÃO E
I n co me State men t 2013		DISTRIBUIÇÃO	TELECOM	COMPAGAS	ELEJOR	UEGA	OUTRAS ¹	HOL	ELIMINATIONS	CONSOLIDATED
	TRANSMISSÃO
NET OPERATING INCOME	2,720,589	5,961,575	187,792	423,015	217,412	106,398	-	-	(436,567)	9,180,215
El e ctri ci ty s a l e s to fi n a l cu s to mers	460,845	2,885,997	-	-	-	-	-	-	(2,193)	3,344,649
El e ctri ci ty s a l e s to d i s tri b u to rs	1,926,037	100,055	-	-	217,412	-	-	-	(311,242)	1,932,262
Us e o f th e mai n d i s tri b u ti o n a n d tra n s mi s s i o n gri d (TUSD/ TUST)	151,875	1,947,306	-	-	-	-	-	-	(70,205)	2,028,976
Co n s tru cti o n re ve n u e	136,536	898,606	-	40,999	-	-	-	-	-	1,076,141
Te l e co mmun i ca ti o n s	-	-	181,210	-	-	-	-	-	(39,895)	141,315
D i s tri b u ti o n o f p i p e d ga s	-	-	-	368,620	-	-	-	-	-	368,620
Othe r o p e ra ti n g re ve n u e s	45,296	129,611	6,582	13,395	-	106,398	-	-	(13,031)	288,251
OPERATING COSTS AND EXPENSES	(1,500,852)	(6,304,795)	(127,264)	(402,029)	(67,093)	(81,375)	(1,298)	(19,438)	436,520	(8,067,625)
En e rgy p u rcha s e d fo r re s a l e	(118,173)	(3,518,865)	-	-	(10,563)	-	-	-	311,242	(3,336,359)
Ch a rges o f th e mai n d i s tri b u ti o n a n d tra n s mi s s i o n gri d	(204,214)	(249,465)	-	-	(9,097)	(14,014)	-	-	69,473	(407,317)
Pe rs o n n e l a n d man a ge men t	(270,657)	(723,734)	(57,703)	(21,366)	(2,504)	(1,365)	(764)	(18,254)	-	(1,096,347)
Pri va te p e n s i o n a n d h e a l th p l a n s	(47,478)	(118,211)	(7,738)	(1,387)	-	-	(66)	(1,316)	-	(176,196)
Mate ri a l s	(15,929)	(50,5310	(1,312)	(2,268)	(301)	(116)	-	(21)	-	(70,478)
Ra w mate ri a l a n d s u p p l i e s - e n e rgy p ro d u cti o n	(24,056)	-	-	-	-	(3,131)	-	-	-	(27,187)
Na tu ra l ga s a n d s u p p l i e s fo r ga s b u s i n e s s	-	-	-	(295,671)	-	-	-	-	-	(295,671)
Th i rd -p a rty s e rvi ce s	(107,065)	(292,644)	(18,437)	(17,439)	(9,433)	(29,524)	(196)	(4,783)	56,061	(423,459)
D e p re ci a ti o n a n d a morti za ti o n	(293,280)	(205,110)	(27,968)	(15,780)	(26,582)	(33,728)	-	(755)	-	(603,203)
Provi s i o n s a n d re ve rs a l s	(104,127)	(118,233)	(3,920)	(40)	-	-	-	26,765	-	(199,555)
Co n s tru cti o n co s t	(148,670)	(898,606)	-	(40,999)	-	-	-	-	-	(1,088,275)
Othe r o p e ra ti n g co s ts a n d e xp e n s e s	(167,202)	(129,398)	(10,186)	(7,080)	(8,613)	503	(272)	(21,075)	(256)	(343,580)
EQUITY IN EARNINGS OF SUBSIDIARIES	33,744	-	-	-	-	-	-	1,116,830	(1,036,968)	113,606
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,253,481	(343,220)	60,528	20,985	150,318	25,023	(1,298)	1,097,392	(1,037,015)	1,226,196
FINANCIAL RESULTS	109,507	228,939	3,078	4,443	(86,799)	18,664	434	2,000	48	280,310
I n co me ta x a n d s o ci a l co n tri b u ti o n o n p ro fi t	147,141	452,565	5,324	4,984	1,701	18,828	498	114,524	(93,202)	652,363
D e fe rre d i n co me ta x a n d s o ci a l co n tri b u ti o n o n p ro fi t	(37,634)	(223,627)	(2,246)	(541)	(88,500)	(164)	(64)	(112,524)	93,250	(372,052)
EARNINGS BEFORE INCOME TAXES	1,362,988	(114,282)	63,606	25,428	63,520	43,687	(864)	1,099,392	(1,036,967)	1,506,507
Op e ra ti o n a l Profi t	(502,241)	-	(14,661)	(7,806)	(22,288)	(7,524)	-	-	-	(554,5200
D e fe rre d i n co me ta x a n d s o ci a l co n tri b u ti o n	140,141	35,775	(1,2130	864	715	-	-	(26,831)	-	149,451
NET INCOME	1,000,889	(78,506)	47,732	18,487	41,947	36,163	(864)	1,072,562	(1,036,967)	1,101,438
Attri b u te d to co n tro l l i n g s h a re h o l d e rs	1,000,889	(78,506)	47,732	9,428	29,363	28,930	(864)	1,072,562	-	1,072,562
Attri b u te d to n o n -con tro l l i n g i n te re s t	-	-	-	9,059	12,584	7,233	-	-	-	28,876
EBITDA	1,546,761	(138,111)	88,496	36,766	176,900	58,751	(1,298)	1,098,147	(1,037,015)	1,829,399
¹ Wi n d Fa rms , Co p e l Re n o vá ve i s a n d Co p e l Pa rti ci p a çõ e s

										R$'000
Income Sta te me nt 4Q14	GERAÇÃO E	DISTRIBUIÇÃO	TELECOM	COMPAGAS	ELEJOR	UEG	OTHER ¹	HOL	ELIMINATIONS	CONSOLIDATED
	TRANSMISSÃO					ARAUCÁRIA
NET OPERATING INCOME	654,245	3,019,618	61,482	477,651	59,033	625,920	19,301	-	(381,492)	4,462,387
El ectri ci ty sa les to fi nal cus tome rs	133,881	1,165,629	-	-	-	-	-	-	(728)	1,298,782
El ectri ci ty sa les to dis tri butors	414,527	92,332	-	-	59,032	625,920	19,298	-	(79,252)	1,131,857
Us e of the ma in dis tri buti on a nd tra ns mi s s ion gri d (TUSD/ TUST)	53,181	554,408	-	-	-	-	-	-	(18,843)	588,746
Co ns tru cti on re ve nue	39,446	237,644	-	29,924	-	-	-	-	-	307,014
Te l ecommu ni ca ti ons	-	-	48,147	-	-	-	-	-	(4,869)	43,278
Di s tri buti on of piped ga s	-	-	-	447,727	-	-	-	-	(255,458)	118,898
Se cto ra l a s s ets a nd li a biliti es re s ult	-	1,033,866	-	-	-	-	-	-	-	1,033,866
Oth er opera ti ng reve nues	13,210	(64,261)	13,335	-	1	-	3	-	(22,342)	(60,054)
OPERATING COSTS AND EXPENSES	(1,451,450)	(2,107,629)	(48,007)	(466,086)	(53,983)	(415,944)	(16,754)	(46,095)	381,501	(4,151,076)
Energy purch as ed for re s a le	(192,048)	(1,458,751)	-	-	(40,772)	-	-	-	79,342	(1,612,229)
Ch a rge s of the ma in dis tri buti on a nd tra ns mi s s ion gri d	(58,734)	88,646	-	-	(1,447)	(4,495)	(53)	-	17,098	41,015
Pe rs onnel a nd ma na ge me nt	(80,789)	(237,971)	(27,797)	(6,629)	(652)	(673)	(5,373)	(21,303)	-	(381,187)
Pri va te pens ion a nd hea lth pla ns	(14,825)	(36,569)	(2,537)	(618)	-	(59)	(427)	(2,134)	-	(57,169)
Ma teri a ls	(4,000)	(13,173)	(557)	(79)	(37)	(61)	(438)	(117)	-	(18,462)
Ra w ma teri al a nd s upplies - energy producti on	(7,199)	-	-	-	-	(379,626)	-	-	255,032	(58,422)
Na tura l ga s a nd s upplies for ga s bus ines s	-	-	-	(409,256)	-	-	-	-	-	(409,256)
Thi rd-pa rty s ervi ce s	(29,054)	(84,448)	(6,164)	(5,017)	(1,741)	(15,645)	(2,882)	(2,462)	28,209	(119,204)
De pre ci ati on and a mo rti za ti on	(78,132)	(56,661)	(7,220)	(4,758)	(6,709)	(8,642)	(5,166)	(190)	-	(167,478)
Pro vi s ions a nd re ve rs a ls	(892,328)	(16,267)	(496)	(26)	-	-	72	(18,724)	-	(927,769)
Co ns tru cti on cos t	(46,601)	(237,644)	-	(29,924)	-	-	-	-	-	(314,169)
Oth er opera ti ng cos ts a nd expens es	(47,740)	(54,791)	(3,236)	(9,779)	(2,625)	(6,743)	(2,487)	(1,165)	1,820	(126,746)
EQUITY IN EARNINGS OF SUBSIDIARIES	110,549	-	-	-	-	-	5,613	377,776	(454,034)	39,904
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(686,656)	911,989	13,475	11,565	5,050	209,976	8,160	331,681	(454,025)	351,215
FINANCIAL RESULTS	21,320	23,283	211	421	(23,845)	15,014	2,511	(28,079)	(10)	10,826
Income ta x a nd s oci al contri buti on on profi t	29,569	78,100	1,230	2,292	722	15,322	8,392	59,233	(17)	194,843
De fe rre d i ncome ta x a nd s oci al contri buti on on profi t	(8,249)	(54,817)	(1,019)	(1,871)	(24,567)	(308)	(5,881)	(87,312)	7	(184,017)
EARNINGS BEFORE INCOME TAXES	(665,336)	935,272	13,686	11,986	(18,795)	224,990	10,671	303,602	(454,035)	362,041
Op era ti onal Pro fi t	30,902	2,337	570	(3,909)	7,818	(70,267)	(2,136)	(38,258)	-	(72,943)
De fe rre d i ncome ta x a nd s oci a l contri buti on	330,016	(322,183)	1,332	4,872	(1,299)	-	(2,887)	(28,086)	-	(18,235)
NET INCOME	(304,418)	615,426	15,588	12,949	(12,276)	154,723	5,648	237,258	(454,035)	270,863
Attri buted to contro l ling s ha re holders	(304,418)	615,426	15,588	6,605	(8,594)	123,780	5,648	237,258	-	237,258
Attri buted to non-co ntro ll ing intere s t	-	-	-	6,344	(3,682)	30,943	-	-	-	33,605

										R$'000
	GERAÇÃO E					UEG
I n co me Sta te me n t 4Q13		DISTRIBUIÇÃO	TELECOM	COMPAGAS	ELEJOR		OTHER ¹	HOL	ELIMINATIONS	CONSOLIDATED
	TRANSMISSÃO					ARAUCÁRIA
NET OPERATING INCOME	699,487	1,638,279	48,133	98,791	56,228	11,504	-	-	(108,380)	2,444,042
El e ctri ci ty s a l e s to fi n a l cu s to me rs	118,738	788,668	-	-	-	-	-	-	(534)	906,871
El e ctri ci ty s a l e s to d i s tri b u to rs	451,583	25,875	-	-	56,228	-	-	-	(79,117)	454,568
Us e o f th e ma i n d i s tri b u ti o n a n d tra n s mi s s i o n gri d (TUSD/ TUST)	39,161	517,049	-	-	-	-	-	-	(17,683)	538,526
Co n s tru cti o n re ve n u e	77,873	278,207	-	8,713	-	-	-	-	-	364,792
Te l e co mmun i ca ti o n s	-	-	46,645	-	-	-	-	-	(7,885)	38,759
D i s tri b u ti o n o f p i p e d ga s	-	-	-	89,631	-	-	-	-	-	89,630
Othe r o p e ra ti n g re ve n u e s	12,132	28,480	1,488	446	-	11,504	-	-	(3,160)	50,889
OPERATING COSTS AND EXPENSES	(450,855)	(1,867,410)	(38,460)	(100,138)	(13,015)	(24,476)	(1,135)	(13,769)	108,383	(2,400,875)
En e rgy p u rch a s e d fo r re s a l e	(26,484)	(1,039,266)	-	-	-	-	-	-	79,117	(986,634)
Ch a rge s o f th e ma i n d i s tri b u ti o n a n d tra n s mi s s i o n gri d	(51,740)	(85,283)	-	-	(1,943)	(3,759)	-	-	17,272	(125,454)
Pe rs o n n e l a n d ma n a ge me n t	(93,734)	(252,972)	(20,252)	(5,610)	(583)	(362)	(764)	(10,640)	-	(384,918)
Pri va te p e n s i o n a n d h e a l th p l a n s	(11,453)	(28,730)	(1,863)	(197)	-	-	(66)	(746)	-	(43,056)
Ma te ri a l s	(5,240)	(12,694)	(264)	(754)	(108)	(39)	-	(19)	-	(19,119)
Ra w ma te ri a l a n d s u p p l i e s - e n e rgy p ro d u cti o n	(6,246)	-	-	-	-	(613)	-	-	-	(6,860)
Na tu ra l ga s a n d s u p p l i e s fo r ga s b u s i n e s s	-	-	-	(72,669)	-	-	-	-	-	(72,670)
Th i rd -p a rty s e rvi ce s	(35,835)	(67,186)	(5,012)	(5,416)	(2,165)	(11,005)	(128)	(1,499)	11,779	(116,466)
D e p re ci a ti o n a n d a mo rti za ti o n	(82,754)	(53,651)	(6,712)	(3,983)	(6,704)	(8,598)	-	(189)	-	(162,592)
Pro vi s i o n s a n d re ve rs a l s	(32,603)	(15,768)	(1,861)	(180)	-	-	-	(419)	-	(50,832)
Co n s tru cti o n co s t	(84,075)	(278,2070	-	(8,713)	-	-	-	-	-	(370,996)
Othe r o p e ra ti n g co s ts a n d e xp e n s e s	(20,691)	(33,653)	(2,496)	(2,617)	(1,512)	(100)	(177)	(258)	215	(61,291)
EQUITY IN EARNINGS OF SUBSIDIARIES	(961)	-	-	-	-	-	-	221,530	(163,995)	56,573
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	247,671	(229,131)	9,673	(1,348)	43,212	(12,972)	(1,135)	207,761	(163,992)	99,740
FINANCIAL RESULTS	26,765	47,772	459	1,461	(22,878)	6,064	434	(12,985)	-	47,088
I n co me ta x a n d s o ci a l co n tri b u ti o n o n p ro fi t	36,126	115,121	1,610	1,471	854	6,070	498	37,195	(23,252)	175,692
D e fe rre d i n co me ta x a n d s o ci a l co n tri b u ti o n o n p ro fi t	(9,361)	(67,349)	(1,151)	(10)	(23,732)	(6)	(64)	(50,180)	23,252	(128,604)
EARNINGS BEFORE INCOME TAXES	274,436	(181,359)	10,132	113	20,335	(6,908)	(701)	194,776	(163,992)	146,829
Op e ra ti o n a l Pro fi t	(31,682)	45,335	3,230	2,184	(8,167)	1,636	-	-	-	12,535
D e fe rre d i n co me ta x a n d s o ci a l co n tri b u ti o n	24,445	14,877	(1,123)	108	1,253	-	-	(20,713)	-	18,846
NET INCOME	267,199	(121,147)	12,239	2,406	13,421	(5,272)	(701)	174,064	(163,992)	178,210

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.